UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Recommended Cash Acquisition of Amerisur Resources PLC by GeoPark Limited to be effected by means of a Scheme of Arrangement under Part 26 of the Companies Act 2006

  Item 1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014

FOR IMMEDIATE RELEASE

15 November 2019

RECOMMENDED CASH ACQUISITION

of

AMERISUR RESOURCES PLC

by GEOPARK LIMITED

to be effected by means of a Scheme of Arrangement under Part 26 of the Companies Act 2006

1.	Summary and Highlights

•	The boards of Amerisur Resources Plc ("Amerisur") and GeoPark Limited ("GeoPark") are pleased to announce that they have reached agreement on the terms of a recommended cash acquisition pursuant to which GeoPark Colombia S.A.S. ("GeoPark Colombia"), a wholly owned subsidiary of GeoPark, will acquire the entire issued and to be issued ordinary share capital of Amerisur (the "Transaction"). The Transaction is to be effected by means of a scheme of arrangement under Part 26 of the 2006 Act which is expected to become Effective in December 2019 or January 2020 (although GeoPark Colombia reserves the right to effect the Transaction by way of a Takeover Offer with the consent of the Panel (where necessary) and in accordance with the Cooperation Agreement).

•	The Transaction follows from a strategic review including a formal sales process announced by Amerisur on 19 July 2019 under the Takeover Code (the "FSP") to maximise value for shareholders. As part of the FSP, multiple interested parties received access to data through virtual and physical data rooms and management presentations in Bogota, following which the Amerisur Board received a number of proposals.

•	Pursuant to the terms of the Transaction, each Amerisur Shareholder will be entitled to receive:

o	for each Amerisur Share: 19.21 pence in cash

•	The Transaction values the entire issued and to be issued share capital of Amerisur at approximately £242 million and represents a premium of:

o	approximately 58.8 per cent to the Closing Price per Amerisur Share of 12.1 pence on 18 July 2019 (being the last Business Day prior to the commencement of the Offer Period);

o	approximately 55.0 per cent to the volume weighted average share price for the one month period ending 18 July 2019 (being the last Business Day prior to the commencement of the Offer Period) of 12.4 pence per Amerisur Share; and

o	approximately 53.6 per cent to the volume weighted average share price for the three month period ending 18 July 2019 (being the last Business Day prior to the commencement of the Offer Period) of 12.5 pence per Amerisur Share.

2.	Recommendation

•	The Amerisur Directors, who have been so advised by BMO Capital Markets Limited ("BMO") as to the financial terms of the Transaction, consider the terms of the Transaction to be fair and reasonable. In providing its advice to the Amerisur Directors, BMO has taken into account the commercial assessments of the Amerisur Directors. BMO is providing independent financial advice to the Amerisur Directors for the purposes of Rule 3 of the Code.

•	Accordingly, the Amerisur Directors intend unanimously to recommend that Amerisur Shareholders vote in favour of the resolutions relating to the Transaction at the Amerisur Shareholder Meetings (or in the event that the Transaction is implemented by Takeover Offer (with the consent of Amerisur), to accept or procure acceptance of such offer) as the Amerisur Directors have irrevocably undertaken to do in respect of their own beneficial holdings totalling 59,881,111 Amerisur Shares (representing approximately 4.9 per cent of the existing issued ordinary share capital of Amerisur). Further details of these irrevocable undertakings are set out in Appendix 3 to the announcement.

3.	Irrevocable Undertakings

•	In addition to the above-mentioned irrevocable undertakings from the Amerisur Directors, GeoPark and GeoPark Colombia have also received irrevocable undertakings from Canaccord Genuity Limited and Michinoko Limited to vote, or procure the voting, to approve the Scheme at the Amerisur Court Meeting and vote, or procure the voting, in favour of the Special Resolution at the Amerisur General Meeting in respect of a total of 229,142,585 Amerisur Shares, representing approximately 18.9 per cent of the existing issued ordinary share capital of Amerisur.

•	Therefore, as at the date of this announcement, GeoPark and GeoPark Colombia have received irrevocable undertakings to vote, or procure the voting, to approve the Scheme at the Amerisur Court Meeting and vote, or procure the voting, in favour of the Special Resolution at the Amerisur General Meeting with respect to a total of 289,023,696 Amerisur Shares, representing approximately 23.8 per cent of the existing issued ordinary share capital of Amerisur. Further details of the above-mentioned irrevocable undertakings are set out in Appendix 3 to this announcement.

4.	Break Fee Payment

•	Amerisur has agreed to pay to GeoPark a break fee payment in the amount of £2.42 million in cash if, following this announcement, an Independent Competing Transaction subsequently becomes or is declared unconditional in all respects or is completed or becomes effective, as agreed in the Cooperation Agreement (as defined in paragraph 13 below).

5.	Financing

•	The cash consideration payable by GeoPark Colombia pursuant to the terms of the Transaction will be funded by a new facilities agreement entered into by GeoPark Colombia as borrower and Itaú and Citibank N.A. as lenders in an aggregate amount of $315 million.

•	In accordance with Rule 2.7(d) of the Code, N.M. Rothschild & Sons Limited ("Rothschild & Co"), as sole financial adviser to GeoPark, is satisfied that sufficient resources are available to GeoPark Colombia to satisfy in full the cash consideration payable to Amerisur Shareholders pursuant to the terms of the Transaction.

6.	Timetable and Conditions

•	Subject to, among other things, the satisfaction or (where applicable) the waiver of the Conditions, the Scheme is expected to become Effective in December 2019 or January 2020.

•	The Transaction is conditional on, among other things: (i) receiving the required approvals from ANH and SIC; (ii) the approval of the Scheme Shareholders at the Amerisur Court Meeting and the passing of the Special Resolution(s) relating to the Transaction at the Amerisur General Meeting; and (iii) the sanction of the Court.

•	The Transaction will be put to Amerisur Shareholders at the Amerisur Court Meeting and at the Amerisur General Meeting which are currently expected to be held in December 2019 or January 2020. In order to become Effective, the Scheme must be approved by a majority in number of the Amerisur Shareholders voting at the Amerisur Court Meeting, either in person or by proxy, representing at least 75 per cent in value of the Amerisur Shares voted. In addition, a special resolution, to deal with certain matters ancillary to the Scheme, must be passed by Amerisur Shareholders representing at least 75 per cent of the votes cast at the Amerisur General Meeting.

•	Further details of the Transaction and the expected timetable will be contained in the Scheme Document that will be posted to Amerisur Shareholders along with the notice of Amerisur Court Meeting and Amerisur General Meeting and the Forms of Proxy as soon as practicable. The Scheme Document will also contain an updated reserves valuation reported on in accordance with Rule 29 of the Takeover Code.

Commenting on the Transaction, Giles Clarke, Chairman of Amerisur, said:

"The FSP has been a very thorough exercise with multiple parties provided with access to data rooms and management presentations held in Bogota. The cash offer from GeoPark Colombia of 19.21 pence per share represents a premium of almost 60% to Amerisur's share price prior to the FSP and is an attractive proposition for Amerisur and its shareholders, particularly when compared to recent public markets acquisitions in the sector. The market for Amerisur has been fully tested and the Board is unanimously recommending this condition light offer to shareholders."

Commenting on the Transaction, John Wardle, Chief Executive Officer of Amerisur, said:

"Today underlines the success Amerisur has achieved in building an attractive E&P business in Colombia. The strategic portfolio of assets is an excellent fit for GeoPark, which, as a leading independent Latin American E&P, is well positioned to maximise the potential. The transaction presents a significant opportunity for our stakeholders in Colombia and, given GeoPark's existing presence, will ensure the continuity of our partnerships in country. I would like to personally thank our dedicated colleagues for their hard work and commitment over the past twelve years."

Commenting on the Transaction, James Park, CEO of GeoPark, said:

"A consistent pillar of GeoPark's long term value proposition has been and will continue to be inorganic growth, including M&A and block acquisitions. We congratulate the Amerisur team for building a strong growing business which represents an excellent technical, economic and strategic fit with GeoPark's risk- balanced portfolio of cashflow-generating assets with significant upside potential across Latin America. Amerisur's asset base in Putumayo will provide GeoPark with access to an underexplored high potential basin, as part of our larger Marañon-Oriente-Putumayo strategy in the region and with an operating export pipeline. Additionally, with the incorporation of the CPO-5 block, operated by our strategic partner ONGC, and adjacent to our prized Llanos 34 block and nearby recently awarded exploratory blocks, GeoPark would now have a contiguous land position of more than one million gross acres in one of the most productive areas of the Llanos basin in Colombia, containing multiple development and exploratory opportunities. GeoPark's most effective value creation tool has been its successful track record of finding oil and gas - and this new high-impact acreage represents an exciting and expanded growth fairway for us"

This summary should be read in conjunction with, and is subject to, the full text of the following announcement (including its Appendices). The Transaction will be subject to the Conditions and certain further terms set out in Appendix 1 and to the full terms and conditions to be set out in the Scheme Document. Appendix 2 contains the sources and bases of certain information contained in this summary and the following announcement. Appendix 3 contains details of the irrevocable undertakings received by GeoPark and GeoPark Colombia. Appendix 4 contains the definitions of certain terms used in this summary and the following announcement.

Enquiries:

Amerisur	Tel: +44 (0)330 333

Nathan Piper, Head of Business Development and Comms	8273

BMO Capital Markets (Lead Financial Adviser and Rule 3 Adviser to Amerisur) Jeremy Low Tom Hughes Gary Mattan Neil Elliot	Tel: +44 (0)207 236 1010

Stifel (Nomad, Joint Broker and Joint Financial Adviser to Amerisur) Callum Stewart Jason Grossman Ashton Clanfield	Tel: +44 (0)207 710 7600

Investec (Joint Broker to Amerisur) Chris Sim Tejas Padalkar	Tel: +44 (0)207 597 4000

Arden Partners plc (Joint Broker to Amerisur) Paul Shackleton Dan Gee-Summons	Tel: +44 (0)207 614 5900

Camarco (PR Adviser to Amerisur) Billy Clegg Ollie Head	Tel: +44 (0)203 757 4983

GeoPark and GeoPark Colombia Andrés Ocampo, Chief Financial Officer Stacy Steimel, Shareholder Value Director	Tel: +54 11 4312 9400 Tel: +562 2242 9600

Rothschild & Co (Financial Adviser to GeoPark) Roger Ader James McEwen	Tel: +44 (0)20 7280 5000

Important notices

BMO Capital Markets Limited ("BMO"), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Amerisur and no one else in connection with the above and will not be responsible to anyone other than Amerisur for providing the protections offered to clients of BMO nor for providing advice in relation to the subject matter of this announcement or any other matters referred to in this announcement.

Stifel Nicolaus Europe Limited ("Stifel"), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Amerisur and no one else in connection with the above and will not be responsible to anyone other than Amerisur for providing the protections offered to clients of Stifel nor for providing advice in relation to the subject matter of this announcement or any other matters referred to in this announcement.

Arden Partners plc ("Arden"), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Amerisur and no one else in connection with the above and will not be responsible to anyone other than Amerisur for providing the protections offered to clients of Arden nor for providing advice in relation to the subject matter of this announcement or any other matters referred to in this announcement.

Investec Bank plc ("Investec"), which is authorised by the Prudential Regulation Authority and is regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively for Amerisur and no one else in connection with the Transaction and any other arrangements referred to in this announcement. Investec will not regard any other person (whether or not a recipient of this announcement) as its client in relation to the Transaction and the other arrangements referred to in this announcement and will not be responsible to anyone other than Amerisur for providing the protections offered to clients of Investec nor for providing advice in relation to the subject matter of this announcement or any other matters referred to in this announcement.

N.M. Rothschild & Sons Limited ("Rothschild & Co"), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for GeoPark and no one else in connection with the Transaction and will not be responsible to anyone other than GeoPark for providing the protections offered to clients of Rothschild & Co nor for providing advice in relation to the subject matter of this announcement or any other matters referred to in this announcement.

Apart from the responsibilities and liabilities, if any, which may be imposed on BMO, Stifel, Arden, Investec and Rothschild & Co by the FSMA or the regulatory regime established thereunder, each of BMO, Stifel, Arden, Investec and Rothschild & Co does not make any representation express or implied in relation to, nor accepts any responsibility whatsoever for, the contents of this announcement, or any other statement made or purported to be made by it or on its behalf in connection with Amerisur, the Transaction or the other arrangements referred to in this announcement. Each of BMO, Stifel, Arden, Investec and Rothschild & Co (and their respective subsidiaries, branches and affiliates) accordingly, to the fullest extent permissible by law, disclaims all and any responsibility or liability (save for any statutory liability) whether arising in tort, contract or otherwise which it might have in respect of the contents of this announcement or any other statement made or purported to be made by it or on its behalf in connection with Amerisur or the Transaction or the other arrangements referred to in this announcement.

Ashurst LLP and Rosenblatt Limited are retained as legal advisers to Amerisur. Norton Rose Fulbright LLP is retained as legal adviser to GeoPark and GeoPark Colombia.

Further information

This announcement is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities of Amerisur in any jurisdiction in contravention of applicable law.

The Transaction will be implemented solely by means of the Scheme Document, which will contain the full terms and conditions of the Transaction including details of how to vote in respect of the Transaction (although GeoPark Colombia reserves the right to effect the Transaction by way of a Takeover Offer with the consent of the Panel (where necessary) and in accordance with the Cooperation Agreement). Any vote in respect of the Scheme or other response in relation to the Transaction should be made only on the basis of the information contained in the Scheme Document.

It is expected that the Scheme Document (including notices of the Amerisur Shareholder Meetings) together with the relevant Forms of Proxy, will be posted to Amerisur Shareholders as soon as is reasonably practicable and in any event within 28 days of this announcement, unless otherwise agreed with the Panel. The Scheme Document will also contain an updated reserves valuation reported on in accordance with Rule 29 of the Takeover Code.

The statements contained in this announcement are made as at the date of this announcement, unless some other time is specified in relation to them. Nothing contained in this announcement shall be deemed to be a forecast, projection or estimate of the future financial performance of Amerisur or the Amerisur Group or GeoPark or the GeoPark Group where otherwise stated.

This announcement has been prepared for the purposes of complying with English law, the rules of the London Stock Exchange and the Takeover Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any other jurisdictions.

This announcement does not constitute a prospectus or prospectus equivalent document.

Please be aware that addresses, electronic addresses and certain other information provided by Amerisur Shareholders, persons with information rights and other relevant persons for the receipt of communication by Amerisur may be provided to GeoPark Colombia during the Offer Period as required by Section 4 of Appendix 4 of the Takeover Code.

Disclosure requirements of the Takeover Code

Under Rule 8.3(a) of the Takeover Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Takeover Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Overseas Shareholders

This announcement has been prepared for the purpose of complying with English law, the Takeover Code, the Market Abuse Regulation and the Disclosure Guidance and Transparency Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and/or regulation. Persons who are not resident in the United Kingdom, or who are subject to other jurisdictions should inform themselves of, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom or who are subject to the laws of another jurisdiction to participate in the Transaction or to vote their Scheme Shares in respect of the Scheme at the Amerisur Court Meeting, or to execute and deliver Forms of Proxy appointing another to vote at the Amerisur Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or to which they are subject. Any failure to comply with the applicable requirements may constitute a violation of the laws and/or regulations of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

Unless otherwise determined by GeoPark Colombia or required by the Takeover Code and permitted by applicable law and regulation, participation in the Transaction will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Transaction by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and all documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Transaction (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions as doing so may invalidate any purported vote in respect of the Transaction.

If the Transaction is implemented by way of a Takeover Offer (unless otherwise permitted by applicable law and regulation), the Takeover Offer may not be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Takeover Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

Further details in relation to overseas shareholders will be contained in the Scheme Document.

Forward-looking statements

This announcement contains statements about GeoPark, GeoPark Colombia and Amerisur that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "goals", "should", "would", "could", "continue", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "estimates", "hopes", "projects" or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Amerisur's or GeoPark's operations and potential synergies resulting from the Transaction; and (iii) the effects of government regulation on Amerisur's or GeoPark's business.

Such forward looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward looking statements. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. Amerisur, GeoPark and GeoPark Colombia disclaim any obligation to update any forward looking or other statements contained herein, except as required by applicable law or regulation.

If you are in any doubt about the contents of this announcement or the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser, duly authorised under the FSMA if you are resident in the United Kingdom, or from another appropriately authorised independent financial adviser.

Profit forecasts and estimates

No statement in this announcement is intended to constitute a profit forecast or profit estimate and no statement in this announcement should be interpreted to mean that the earnings or future earnings per share of or dividends or future dividends per share of GeoPark and/or Amerisur for current or future financial years will necessarily match or exceed the historical or published earnings or dividends per share of GeoPark or Amerisur, as appropriate.

Rounding

Certain figures included in this announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Publication on website and hard copies

A copy of this announcement and the documents required to be published by Rule 26 of the Takeover Code and, in the case of Amerisur only, pursuant to Rules 20 and 26 of the AIM Rules for Companies will be available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on GeoPark's website at https://www.geo- park.com/en/index/ and Amerisur's website at www.amerisurresources.com/investor- centre by no later than 12 noon (London time) on the Business Day following the date of this announcement. For the avoidance of doubt, the content those websites are not incorporated into and do not form part of this announcement. Copies of this announcement will be posted to Amerisur Shareholders today.

Amerisur Shareholders may request a hard copy of this announcement by contacting Link Asset Services 0371 664 0321 within the United Kingdom or +44 (0) 371 664 0300 from overseas or by submitting a request in writing to The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU or to shareholderenquiries@linkgroup.co.uk. If you have received this announcement in electronic form, copies of this announcement and any document or information incorporated by reference into this announcement will not be provided unless such a request is made.

Important Information

If you are in any doubt about the contents of this announcement or the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser duly authorised under FSMA if you are a resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR IMMEDIATE RELEASE

15 November 2019

RECOMMENDED CASH ACQUISITION

of

AMERISUR RESOURCES PLC

by GEOPARK LIMITED

to be effected by means of a Scheme of Arrangement under Part 26 of the Companies Act 2006

1.	Introduction

The boards of Amerisur Resources Plc ("Amerisur") and GeoPark Limited ("GeoPark") are pleased to announce that they have reached agreement on the terms of a recommended cash acquisition pursuant to which GeoPark Colombia S.A.S. ("GeoPark Colombia"), a wholly owned subsidiary of GeoPark, will acquire the entire issued and to be issued ordinary share capital of Amerisur (the "Transaction").

The Transaction follows from a strategic review including a formal sales process announced by Amerisur on 19 July 2019 under the Takeover Code (the "FSP") to maximise value for shareholders. As part of the FSP, multiple interested parties received access to data through virtual and physical data rooms, and management presentations in Bogota, following which the Amerisur Board received a number of proposals.

The Transaction is to be implemented by way of a court sanctioned scheme of arrangement of Amerisur (although GeoPark Colombia reserves the right to effect the Transaction by way of a Takeover Offer with the consent of the Panel (where necessary) and in accordance with the Cooperation Agreement).

2.	The Transaction

Pursuant to the terms of the Transaction, which will be subject to Conditions and further terms set out in Appendix 1 to this announcement and to be set out in the Scheme Document, each Amerisur Shareholder will be entitled to receive:

                     for each Amerisur Share:                        19.21 pence in cash

The Transaction values the entire issued and to be issued share capital of Amerisur at approximately £242 million and represents a premium of:

o	approximately 58.8 per cent to the Closing Price per Amerisur Share of 12.1 pence on 18 July 2019 (being the last Business Day prior to the commencement of the Offer Period);

o	approximately 55.0 per cent to the volume weighted average share price for the one month period ending 18 July 2019 (being the last Business Day prior to the commencement of the Offer Period) of 12.4 pence per Amerisur Share; and

o	approximately 53.6 per cent to the volume weighted average share price for the three month period ending 18 July 2019 (being the last Business Day prior to the commencement of the Offer Period) of 12.5 pence per Amerisur Share.

It is currently expected that the Scheme Document will be published as soon as practicable (and, in any event, within 28 days of this announcement), that the Amerisur Court Meeting and Amerisur General Meeting will be held in December 2019 or January 2020 and that the Scheme will become Effective in December 2019 or January 2020, subject to the satisfaction or (where applicable) waiver of the Conditions and further terms set out in Appendix 1 to this announcement.

3.	Background to and reasons for the Transaction

GeoPark believes that Colombia, and specifically the Llanos basin, is a key component to its continuing development. GeoPark has observed the continuing expansion of Amerisur in recent years, and noted with interest the FSP launched by Amerisur on 19 July 2019. The Transaction brings the following key benefits for GeoPark:

Strategic Rationale: Capturing Scale

GeoPark has a 17-year track record of creating value by systematically building a strong, sustainable and diversified portfolio of assets across Latin America, both organically and through acquisitions. The acquisition of Amerisur is in line with GeoPark's strategy of continued expansion, on the way to its long-term production target of 100,000 BOEPD and beyond. In addition to providing growth in reserves, production and cash flow, this acquisition will significantly enrich GeoPark's inventory of short, medium and long-term exploration opportunities. Increased scale will benefit GeoPark by a larger more risk-balanced portfolio, creating a more efficient and stable cost structure, expanding the new project opportunity set, and continuing to improve access to a wider investment community.

Oil & Gas Production: Growing Light Oil

Amerisur's portfolio contains a higher proportion of light oil than GeoPark's existing portfolio, enabling the enlarged group to benefit from increased diversification. Amerisur's working interest production for September 2019 was 6,865 BOPD from two blocks, with light oil representing 100% of the mix. The Platanillo block (100% working interest, Amerisur operated) produced 4,503 BOPD of 30° API light oil for the same period. The CPO-5 block (30% working interest, ONGC operated) produced 7,872 BOPD of 36-41° API light oil, 2,362 BOPD net to Amerisur, from two undeveloped oil fields for the same period.

Oil & Gas Reserves: Low Risk Development Opportunities

Amerisur's blocks in Platanillo and CPO-5 provide low risk development opportunities based upon the reserves reported. Amerisur reports total 1P and 2P reserves of 15.0 and 21.8 million barrels respectively (as set out in the McDaniel & Associates Competent Persons Report as at 31 July 2019). Amerisur reports 2P reserves for the Platanillo block of 12.3 million barrels and the CPO-5 block of 9.5 million barrels, where in each case multiple development drilling opportunities have been identified to continue growing production. As of September 2019, the two main producing fields in the CPO-5 block - Indico and Mariposa - were producing from natural flow, each from a single well, at a combined gross rate of 7,872 BOPD with zero water-cut. The Mariposa 1 well has accumulated more than 2.1 MMBO in approximately 23 months, and the Indico 1 well has accumulated more than 1.0 MMBO in approximately 10 months.

Exploration Resources: New High Impact Acreage and a New Basin

Amerisur's CPO-5 block, covering 0.5 million acres, is adjacent to and geologically on trend with GeoPark's prolific Llanos 34 block (45% working interest, GeoPark operated). There are two 3D seismic surveys (1,555 sq km), covering the majority of the block where the GeoPark team has identified and delineated multiple exploration prospects in multiple geological formations. Additional prospects may be delineated after new 3D seismic surveys are carried out in the uncovered acreage. Following the acquisition, GeoPark will have a contiguous land position of more than one million gross acres in one of the most productive and high-potential areas of the Llanos basin in Colombia.

Amerisur's Putumayo blocks provide an extensive position of 2.0 million gross acres in a new basin, with existing production, a dedicated cost-effective transportation solution and significant exploration potential, supported by the partnership with Occidental. Entry into the Putumayo basin will give GeoPark access to an underexplored high potential hydrocarbon basin, logistically integrated and part of the rich Marañon-Oriente-Putumayo petroleum system spanning Peru, Ecuador and Colombia – a building block of GeoPark's long-term growth strategy.

As set out in the McDaniel & Associates Competent Persons Report, McDaniel & Associates has estimated a mean of 289 million barrels in consolidated working interest unrisked exploration resources across Amerisur's portfolio, with a high-end estimate of 566 million barrels.

Cashflow: Self-Funding/ Low Breakeven Prices

Amerisur is a cashflow positive, growing business with low operating costs. In 2018 and H1 2019, operating netbacks respectively were $50.5 and $24.7 million, approximately $30.2 and $27.0 per barrel. Amerisur has demonstrated it is self-funding through its cashflow from operations during 2018 and H1 2019 exceeding its capital expenditures program of $17.1 and $13.8 million over the same period. Amerisur's balance sheet is strong, with no financial debt and a cash position of $46 million as of 30 June 2019.

Infrastructure: Cross-Border Pipeline and Facilities

Amerisur's ownership of the OBA export pipeline opens up a new alternative and more secure commercialization route for the Putumayo basin crude. The transport cost is approximately $4 per barrel according to Amerisur. The OBA pipeline has a total potential capacity of 50-70,000 BOPD (currently utilized at less than 10%) and started to transport third-party crude in 2019, creating a new source of revenue for Amerisur.

Partnerships

GeoPark and ONGC, the national oil company of India and the operator of the CPO-5 block, have a long-term strategic alliance to acquire a portfolio of projects across Latin America. ONGC brings significant operating knowledge and expertise to the CPO-5 project. GeoPark also expects to contribute its successful experience of operating and drilling over 100 safe and cost-efficient wells and growing production from zero to over 75,000 BOPD in the Llanos basin.

Partnering with Occidental in five of the 11 blocks in the Putumayo basin, and carried by Occidental in four of those five blocks, represents a new opportunity for GeoPark to work with and operate for a respected and major international company with substantial history and experience across Latin America.

Synergies: Operations and Commercial

GeoPark expects to generate significant synergies in operations, transport and crude oil blending, in both the Llanos 34 and Putumayo blocks. Amerisur is producing light crude (40.7° API) approximately 30 km from the Jacana flowline that connects Llanos 34 production with Colombia's central pipeline system. Given its extensive knowledge in Colombia, GeoPark expects to leverage its existing operations and its technical, operational and commercial expertise to unlock the full potential of the acquired assets.

4.	Recommendation

The Amerisur Directors, who have been so advised by BMO as to the financial terms of the Transaction, consider the terms of the Transaction to be fair and reasonable. In providing its advice to the Amerisur Directors, BMO has taken into account the commercial assessments of the Amerisur Directors. BMO is providing independent financial advice to the Amerisur Directors for the purposes of Rule 3 of the Code.

Accordingly, the Amerisur Directors intend unanimously to recommend that Amerisur Shareholders vote in favour of the resolutions relating to the Transaction at the Amerisur Shareholder Meetings (or in the event that the Transaction is implemented by Takeover Offer (with the consent of Amerisur), to accept or procure acceptance of such offer) as the Amerisur Directors have irrevocably undertaken to do in respect of their own beneficial holdings totalling 59,881,111 Amerisur Shares (representing approximately 4.9 per cent of existing issued ordinary share capital of Amerisur).

5.	Background to and reasons for the recommendation

Since inception in 2007, Amerisur used early mover advantage to build a significant portfolio of assets onshore southern and central Colombia in the proven but underexplored Putumayo and more established Llanos basins respectively. The Company's long-standing management team has executed a strategy through a high-quality team to unlock the potential of this portfolio.

The business was initially concentrated in southern Colombia and the Platanillo field where the Company has drilled 30 wells and sidetracks unlocking 23.6 MMBO of 2P reserves, with 12.3 MMBO of 2P reserves remaining as at 31 July 2019 (as set out in the McDaniel & Associates Competent Persons Report).

The Company subsequently identified the opportunity to reduce transportation costs and greenhouse gas emissions by connection to the underutilised Ecuadorian pipeline network. In late 2016, the OBA pipeline became operational and was constructed for a total cost of approximately USD20 million. It connected production from the Platanillo field, under the Putumayo river, to the Red de Oleoductos Amazonas ("RODA") pipeline network in Ecuador. This system links at Lago Agrio into the arterial Sistema Oleoducto Trans-Ecuatoriano ("SOTE") pipeline to the Pacific coast at Esmeraldas port. In addition to transporting Amerisur's production from the Platanillo field, the OBA pipeline started transportation of third party oil volumes from southern Colombia in May 2019 in return for a commercial tariff.

The 2014 global oil price downturn combined with the Company's financial strength provided a series of opportunities to significantly expand the portfolio through low cost acquisitions from 2015 to 2018. For an aggregate consideration of $18.4 million, the Company grew from three blocks to 12 blocks and introduced $26.7 million of unutilised tax losses.

These acquisitions included the acquisition of a 30 per cent working interest in the CPO-5 block in the Llanos Basin. The Company has since made two discoveries on the block, Mariposa in 2017 and Indico in 2018. Gross production from the CPO-5 block was around 8,000 BOPD with 31.7 MMBO of gross 2P reserves and unrisked prospective resources of 107 MMBO as at 31 July 2019.

In November 2018, four blocks within this expanded portfolio were then farmed out to Occidental. In exchange for a 50 per cent working interest, it was agreed that Occidental would fund a $93.25 million exploration and appraisal programme from 2019 to 2021. As part of the agreement, dedicated transport capacity in the OBA pipeline is to be made available to Occidental in return for a commercial tariff for their equity oil production from the blocks. The agreement with Occidental provided strong industry endorsement of the acreage position that Amerisur had built in the region, accelerated the pace of the planned work programme across the blocks and significantly reduced Amerisur's net capex requirements.

Amerisur remains committed to supporting the transition to peace in Colombia following the signing of the peace deal in 2016. As an investor in the region for more than ten years, the Company has played a key role in establishing a number of social programmes and initiatives to support local communities in the Putumayo, particularly in implementing sustainable alternative farming programmes as part of the Government's illegal crop substitution programme (Sustitución de Cultivos Ilícitos).

On 19 July 2019 following the receipt of a non-binding proposal regarding a sale of Amerisur and various other proposals regarding the sale of certain assets of Amerisur, the Amerisur Directors decided to conduct a strategic review including the FSP to maximise value for Amerisur Shareholders.

The FSP attracted participation from multiple well-funded parties and the Company conducted a thorough process under the FSP, providing interested parties with access to a fulsome dataset covering all of Amerisur's assets through virtual and physical data rooms and management presentations in Bogota, Colombia. During the course of the FSP, Amerisur received feedback from a number of its largest shareholders that indicated a strong preference for Amerisur to seek proposals for the sale of the entire issued and to be issued share capital of Amerisur for cash consideration. Consequently, on 9 October 2019, FSP participants were issued with revised bidding instructions reflecting a strong preference to receive cash proposals for the Company, and requesting that the proposals submitted included, inter alia, confirmation that potential bidders' proposals were not subject to any further due diligence or approvals, including board and/or shareholder approval. The Amerisur Board received a number of proposals which it believes recognises the quality of the Amerisur asset base.

Following a period of review, further discussions with its advisers and a thorough evaluation of the proposals open to Amerisur including entering into follow-up discussions with the relevant parties, the Amerisur Board believes that the cash offer from GeoPark Colombia represents the most attractive option for Amerisur Shareholders in terms of value, the form of consideration offered and execution certainty. Discussions with all other parties have terminated.

Whilst the Amerisur Directors believe in the future growth potential of Amerisur over the medium to long term, having considered the risks, particularly with regards to the operational challenges associated with delivering production growth from Amerisur's discoveries, the inherent risks in exploration activities, and timescales associated with the realisation of value from Amerisur's asset base, it considers that GeoPark Colombia's proposal of 19.21 pence per share substantially recognises Amerisur's growth potential, whilst providing certainty, in cash, to Amerisur Shareholders.

Accordingly, the Amerisur Directors intend to recommend unanimously that Amerisur Shareholders vote in favour of the resolutions at the Amerisur Court Meeting and the Amerisur General Meeting to approve and implement the Scheme.

The Amerisur Board welcomes GeoPark's recognition of the role of the existing Amerisur employees in the development of the Company and GeoPark's commitment to safeguard the employment and pension rights of Amerisur's employees in accordance with statutory and contractual requirements. The Amerisur Board notes GeoPark's commitment to conduct a careful review to assess the extent of any organisational and structural changes and draw up detailed plans within three months of completion of the Transaction. The Amerisur Board is comforted by GeoPark's statement that any Amerisur employees affected by the review will be treated in a manner consistent with GeoPark's high standards, culture and practices.

6.	Irrevocable Undertakings

GeoPark and GeoPark Colombia have received irrevocable undertakings from each of the Amerisur Directors who are interested in Amerisur Shares to vote in favour of the Scheme at the Amerisur Court Meeting and the Special Resolution at the Amerisur General Meeting, in respect of those shares in respect of which they are able to control the exercise of voting rights, being a total of 59,881,111 Amerisur Shares, representing approximately 4.9 per cent of the existing share capital of Amerisur in issue. These irrevocable undertakings remain binding in the event of a competing offer. Further details of these irrevocable undertakings are set out in Appendix 3 to this announcement.

In addition to the above-mentioned irrevocable undertakings from the Amerisur Directors, GeoPark and GeoPark Colombia have also received irrevocable undertakings from Canaccord Genuity Limited and Michinoko Limited to vote, or procure the voting, to approve the Scheme at the Amerisur Court Meeting and vote, or procure the voting, in favour of the Special Resolution at the Amerisur General Meeting or, if (with the consent of the Panel) GeoPark Colombia exercises its right to implement the Transaction by way of a Takeover Offer (with the consent of Amerisur), to accept, or procure the acceptance of such Takeover Offer in respect of a total of 229,142,585 Amerisur Shares representing approximately 18.9 per cent of the existing issued ordinary share capital of Amerisur.

Therefore, as at the date of this announcement, GeoPark and GeoPark Colombia have received irrevocable undertakings to vote, or procure the voting, to approve the Scheme at the Amerisur Court Meeting and vote, or procure the voting, in favour of the Special Resolution at the Amerisur General Meeting or, if (with the consent of Amerisur and the Panel (where necessary)) GeoPark Colombia exercises its right to implement the Transaction by way of a Takeover Offer, to accept, or procure the acceptance of such Takeover Offer with respect to a total of 289,023,696 Amerisur Shares, representing approximately 23.8 per cent of the existing issued ordinary share capital of Amerisur. Further details of the above-mentioned irrevocable undertakings are set out in Appendix 3 to this announcement.

7.	Information relating to GeoPark

GeoPark is a leading independent Latin American oil and gas company with assets and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador. GeoPark has a long-term consistent business plan and model to capture the full value chain of the E&P business as evidenced by its steady growth track- record. GeoPark is currently listed on the New York Stock Exchange (NYSE:GPRK), with a market capitalisation of approximately $1.2 billion as of 14 November 2019.

GeoPark is the second largest private oil operator in Colombia and the first private oil and gas producer in Chile. It leads the Morona Project in Peru, a strategic development in a very prolific hydrocarbon basin in Latin America. In Brazil, GeoPark partners with Petróleo Brasileiro S.A. in one of the largest offshore producing gas fields in the country. In Argentina it has partnered with YPF S.A., the national oil company, on a large prospective exploration block in the Neuquen Basin. Most recently, GeoPark entered into Ecuador with two new exploratory blocks in partnership with Frontera Energy.

GeoPark's diversified multi-country, multi-basin and multi-project portfolio, which includes 29 blocks across six countries, 10 basins and approximately six million gross development and exploratory acres, has been built around three main capabilities:

•	as an explorer, which is GeoPark's ability, experience, methodology and creativity to find and develop oil and gas reserves in the subsurface, based on state-of-the-art science, solid economics and ability to take the necessary managed risks.

•	as an operator, which is GeoPark's ability to execute and deliver results in a safe, efficient and timely manner and to have the know-how to profitably drill for, produce, treat, transport and sell oil and gas – with the drive and persistence to find solutions, overcome obstacles, seize opportunities and achieve results. GeoPark is currently operating in excess of 75,000 BOEPD and has drilled more than 270 wells in the last 17 years with around a 70 per cent success rate based on the number of productive wells divided by the total number of wells drilled.

•	as a consolidator, which is GeoPark's ability and initiative to assemble a balance and portfolio of upstream assets in strategically chosen hydrocarbon basins and regions with experienced partners and at an economic price – coupled with the visions and skills to transform and improve value above ground. GeoPark currently has a number of new projects under analysis.

GeoPark is built on a proven S.P.E.E.D model (in-house ESG system) developed under strict international standards: "Safety, Prosperity, Employees, Environment, Community Development". This is coupled with a trust-based management approach - with humility, teamwork, professionalism, ethics and hard work as the main pillars and key motivators for success. Additionally, GeoPark has a seasoned board of directors from diversified backgrounds with a proven history of growing enduring businesses while applying best corporate governance practices (including full compliance with applicable NYSE/SEC rules). GeoPark expects to integrate the Amerisur assets and operations within its S.P.E.E.D. program to enhance and strengthen the work of Amerisur.

From a financial standpoint, GeoPark has a strong balance sheet and has repeatedly been able to access the debt capital markets to fund capital expenditure programs and acquisitions. Since 2005, GeoPark has raised around $1 billion through debt arrangements with multilateral agencies such as the International Finance Corporation (IFC), oil and gas prepayment facilities with leading off-takers, international bond issuances and bank financings. GeoPark's $425 million 144-A Reg-S bond issued in 2017 was $1.8 billion oversubscribed. As at 30 June 2019, GeoPark had $69 million cash in its balance sheet and a net debt to adjusted EBITDA ratio of 1.0x. GeoPark also has a proven track record as a consolidator, completing four corporate acquisitions and adding more than 25 blocks through farm-ins, bidding rounds and partnerships, during the last seven years. In the same period GeoPark has expanded its operations into four new countries.

Together with its strategic partners, which include India's ONGC as well as some of the most important state-owned oil companies in Latin America, GeoPark is continually looking to acquire new assets that will consolidate its growth, attract the best industry professionals, and enable it to continue to be a responsible neighbour.

GeoPark was incorporated as an exempted company pursuant to the laws of Bermuda as GeoPark Holdings Limited in February 2006. On 30 July 2013, GeoPark's shareholders approved a change in name to GeoPark Limited, effective from 31 July 2013. GeoPark maintains a registered office in Bermuda at Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM 11, Bermuda. Its principal executive offices are located at Nuestra Señora de los Ángeles 179, Las Condes, Santiago, Chile, telephone number +562 2242 9600, Street 94 N° 11-30, 8, 9, 8th floor, Bogotá, Colombia, telephone number +57 1 743 2337, and Florida 981, 1st floor, Buenos Aires, Argentina, telephone number +5411 4312 9400.

The board of directors of GeoPark is currently composed of eight members.

The current members of the board of directors were appointed at GeoPark's annual general meeting held on 27 June 2019. The table below sets forth certain information concerning GeoPark's current board of directors.

Name	Position	At GeoPark since
Gerald E. O'Shaughnessy	Chairman and Director	2002
James F. Park	Chief Executive Officer, Deputy Chairman and Director	2002
Carlos A. Gulisano [3]	Director	2010
Juan Cristóbal Pavez [1,2]	Director	2008
Robert Bedingfield [1,2]	Director	2015
Pedro E. Aylwin Chiorrini	Director, Director of Legal and Governance, Corporate Secretary	2003
Constantine Papadimitriou	Director	2018
Jamie B. Coulter [2]	Director	2017

1.	Member of the Audit Committee.

2.	Independent director under SEC Audit Committee rules.

3.	Member of the Audit Committee, appointed on 6 March 2019.

8.	Information relating to GeoPark Colombia

GeoPark Colombia is a simplified stock company, which was duly incorporated in January 2012 under the laws of Colombia. Its executive offices are located at Calle 94 No. 11-30, Piso 8, in Bogotá D.C., Colombia. GeoPark Colombia is the result of a merger between previously existing entities in Colombia that took place in December 2013. The main corporate purpose of GeoPark Colombia is the exploration and production of hydrocarbons and all commercial and operational activities related thereto.

9.	Information relating to Amerisur

Amerisur is an AIM quoted independent oil and gas company focused on production, development and exploration activities onshore Colombia.

Amerisur has a strategic position in the underexplored Putumayo Basin that covers 11 operated blocks. These include Put-9, Mecaya, Terecay and Tacacho where it is operator and a 50 per cent partner with Occidental. This follows a farm-out agreement in November 2018 where Occidental agreed to fund a $93.25 million exploration and appraisal programme between 2019 and 2021.

Amerisur's Putumayo Basin position also includes the operated and 100 per cent owned Platanillo oil field which produced an average of 3,603 BOPD in H1 2019 and contains 12.3 MMBO 2P Reserves as at 31 July 2019 (as set out in the McDaniel & Associates Competent Persons Report as at 31 July 2019). Production from Platanillo is exported through the OBA pipeline, a strategic infrastructure asset constructed by Amerisur, and onto the Esmeraldas port in Ecuador through the RODA and SOTE pipeline systems.

The OBA pipeline has enabled Amerisur to reduce transportation costs from the Platanillo field from approximately $14/BBL to less than $4/BBL and improve operational uptime. The OBA pipeline has sufficient technical capacity to ship oil volumes produced by third party operators within the Putumayo basin which started to generate additional revenues for Amerisur from May 2019.

In addition, Amerisur has a 30 per cent interest in CPO-5 in the Llanos Basin where it is partnered with operator ONGC. 9.5 MMBO 2P Reserves (net to Amerisur, as set out in the McDaniel & Associates Competent Persons Report as at 31 July 2019) have been discovered on CPO-5 since Amerisur acquired its interest in it, following successful exploration of the Mariposa and Indico fields in 2017 and 2018 respectively.

The Mariposa and Indico fields delivered 1,949 BOPD working interest production in aggregate in H1 2019.

Amerisur directly employed 97 employees as at 28 September 2019 and generated revenues of $53.8 million in the six months ended 30 June 2019 ($67.9 million in the six months ended 30 June 2018) and profit before tax of $4.4 million ($12.5 million in the six months ended 30 June 2018).

As at 30 June 2019 Amerisur had total assets of $312.0 million ($277.7 million as at 30 June 2018) and net cash of $46.0 million (including restricted cash of $15.6 million).

Amerisur's registered office is in Cardiff, with additional offices in Bogota, where the majority of staff are based, Asuncion and Quito.

10.	Intentions with regard to Amerisur employees, directors, management, pensions and location

GeoPark is continually looking to acquire new assets that will consolidate its growth, attract the best industry professionals, and enable it to continue to be a responsible neighbour. GeoPark considers Colombia, and specifically the Llanos basin, to be a key component to its continuing development. Amerisur is focused on production, development and exploration activities onshore Colombia and is considered by the GeoPark Board to be a launchpad for future growth. GeoPark looks forward to integrating Amerisur into its own business, including those aspects of Amerisur which have seen it grow to its current status (as outlined in paragraphs 5 and 9 of this announcement).

Amerisur employees and management

GeoPark recognises and appreciates the role of the existing management and employees in securing Amerisur's strong position in Colombia.

GeoPark has an existing presence in Colombia and Ecuador where the bulk of Amerisur's employees are based. Accordingly, there is likely to be potential overlap in Colombia and Ecuador including in operational (including technical), central and support functions.

GeoPark intends to conduct a careful review of the entire Amerisur business to assess the extent of any organisational and structural changes, including from possible synergies, that may benefit the combined company (the "Business Review"). The Business Review will be drawn up within 3 months of completion of the Transaction.

In addition, GeoPark's intention is to seek the cancellation of the trading of Amerisur Shares on AIM and re-register it as a private company which will result in savings through not having to maintain a listing.

The impact of the Business Review and the cancellation of the AIM listing will likely result in a significant reduction in associated headcount of Amerisur, across the operational (including technical), central and support functions that were identified in the paragraphs above.

GeoPark has not yet developed any specific proposals as to how any potential restructuring would be implemented. Following completion of the Transaction GeoPark will have regard to ensuring that an appropriate balance of skills and functions across the enlarged group is maintained, however the balance of skills and functions in Amerisur will be impacted by the headcount reductions set out above and will depend on the completion of the Business Review. Any employees affected by the Business Review will be treated in a manner consistent with GeoPark's high standards, culture and practices.

Following completion of the Transaction, GeoPark will ensure that the existing employment rights of Amerisur employees and GeoPark employees will be fully safeguarded in accordance with statutory and contractual requirements. The pension rights of all employees will be safeguarded. Amerisur does not have a defined benefit pension scheme.

It is intended that the Amerisur Directors will resign as directors of Amerisur on completion of the Transaction.

The Transaction will affect participants in the Amerisur Share Plans, further details of which are set out in paragraph 11 below. The existing rights of those participants will be fully safeguarded in accordance with statutory and contractual requirements.

Amerisur headquarters / Re-deployment of fixed assets

Amerisur's registered office and headquarters is in Cardiff, and its principal office is in Bogota, where the majority of its staff are based. Amerisur also has offices in Asuncion and Quito. There is an overlap of office locations between Amerisur and GeoPark in Colombia and Quito, however GeoPark has no presence in Cardiff or Asuncion. As part of the Business Review, GeoPark intends to optimise the integration of both companies by re-locating Amerisur's staff to GeoPark's locations where possible and where there is an appropriate business need, as well as determining whether the retention of the remaining offices will be necessary. The Business Review will likely result in the closing of a number of Amerisur's offices, including Cardiff. No decision has been made about Asuncion. GeoPark intends to relocate Amerisur's existing principal office in Bogota to GeoPark's Colombian headquarters in Bogota.

Save as set out in respect of the review of Amerisur's locations of business in this section, GeoPark has no intention to redeploy any of the fixed assets of the Amerisur Group. Amerisur has no research and development function and GeoPark has no plans in this regard.

11.	Amerisur Share Plans

Participants in the Amerisur Share Plans will be contacted regarding the effect of the Transaction on their rights under these schemes and appropriate proposals will be made and communicated to such participants in due course.

12.	Financing of the Transaction

The cash consideration payable pursuant to the terms of the Transaction will be funded by a new facilities agreement entered into by GeoPark Colombia as borrower and Itaú and Citibank N.A. as lenders in an aggregate amount of $315 million (the "Facility Agreement").

In accordance with Rule 2.7(d) of the Takeover Code, Rothschild & Co as sole financial adviser to GeoPark, is satisfied that sufficient resources are available to GeoPark Colombia to satisfy in full the cash consideration payable to Amerisur Shareholders pursuant to the terms of the Transaction.

13.	Offer-related arrangements

Confidentiality Agreement

On 2 August 2019, GeoPark (UK) Limited and Amerisur entered into a confidentiality agreement (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, GeoPark (UK) Limited and Amerisur has each undertaken to keep confidential any information relating to the Amerisur Group, its business, its shareholders and the Transaction, and not disclose such to third parties. The Confidentiality Agreement shall terminate on the earlier of: (i) 2 August 2021; or (ii) completion of the Transaction. The Confidentiality Agreement further includes customary standstill obligations on GeoPark from the period commencing on 2 August 2019 and ending on the date of this announcement.

Cooperation Agreement

GeoPark, GeoPark Colombia and Amerisur have entered into a cooperation agreement dated 15 November 2019 with respect to conduct of the Transaction (the "Cooperation Agreement"). Under the terms of the Cooperation Agreement, GeoPark, GeoPark Colombia and Amerisur have agreed, among other things, that:

•	GeoPark, GeoPark Colombia and Amerisur shall cooperate with each other in order to assist in obtaining clearance from competition and other governmental bodies in order to satisfy the Conditions relating to such clearances;

•	GeoPark and GeoPark Colombia shall provide Amerisur with certain information and assistance in the preparation of the Scheme Document;

•	GeoPark and Amerisur shall cooperate to write to participants in the Amerisur Share Plans and to inform them of the impact of the Scheme on their awards;

•	GeoPark, GeoPark Colombia and Amerisur intend to implement the Transaction by way of the Scheme, subject to the ability of GeoPark Colombia with the consent of the Panel (where necessary) and Amerisur or, in certain circumstances, without the consent of Amerisur, to proceed by way of a Takeover Offer on the same terms (subject to appropriate amendments) as those which would apply to the Scheme; and

•	Amerisur shall pay to GeoPark a break fee payment in the amount of £2.42 million if, following this announcement, an Independent Competing Transaction subsequently becomes or is declared unconditional in all respects or is completed or becomes effective.

14.	Interests

Save for the irrevocable undertakings referred to in paragraph 6 above, as at 14 November 2019 (being the latest practicable date prior to the date of this announcement) neither GeoPark Colombia nor, so far as GeoPark Colombia is aware, any person acting in concert (within the meaning of the Takeover Code) with GeoPark:

•	has any interest in, or right to subscribe for, any Amerisur Shares nor does any such person have any short position in Amerisur Shares, including any short position under a derivative, any agreement to sell, any delivery obligation or right to require another person to purchase or take delivery of Amerisur Shares; or

•	has borrowed or lent any Amerisur Shares; or

•	is party to any dealing arrangement of the kind referred to in Note 11 on the definition of acting in concert in the Takeover Code in relation to Amerisur Shares.

15.	Scheme process

It is intended that the Transaction will be implemented by means of a Court- sanctioned scheme of arrangement of Amerisur under Part 26 of the 2006 Act. The Scheme is an arrangement between Amerisur and the Scheme Shareholders to which GeoPark Colombia will adhere, and is subject to the approval of the Court.

The purpose of the Scheme is to enable GeoPark Colombia to become the holder of the entire issued share capital of Amerisur at the Scheme Record Time. This is to be achieved by the transfer of the Scheme Shares to GeoPark Colombia by Scheme Shareholders for which the Scheme Shareholders on the register of members at the Scheme Record Time will receive the consideration set out in paragraph 2 of this announcement (subject to the terms and conditions set out in this announcement). The procedure involves, among other matters, the applications by Amerisur to the Court for permission to convene the Amerisur Court Meeting and for an order sanctioning the Scheme.

In order to become effective, the Scheme requires, among other things, the approval of a majority in number representing not less than 75 per cent in value of the relevant Amerisur Shareholders present and voting in person or by proxy at the Amerisur Court Meeting, which is convened by order of the Court, and the passing of the resolutions necessary to implement the Transaction at the Amerisur General Meeting. The Scheme must also be sanctioned by the Court.

The Transaction will be put to Amerisur Shareholders at the Amerisur Court Meeting and at the Amerisur General Meeting which are currently expected to be held in December 2019 or January 2020.

The Scheme will become effective upon delivery of the Court Order to the Registrar of Companies. Subject to the satisfaction or (where applicable) waiver of the Conditions set out in Appendix 1, the Scheme is expected to become effective in December 2019 or January 2020.

Upon the Scheme becoming effective: (i) it will be binding on all Amerisur Shareholders, irrespective of whether they attended or voted at the Amerisur Court Meeting or the Amerisur General Meeting (and, if they attended and voted, whether they voted in favour); and (ii) share certificates in respect of Amerisur Shares will cease to be valid and entitlements to Amerisur Shares held in CREST will be cancelled.

The Amerisur Shares will be acquired by GeoPark Colombia pursuant to the Transaction fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever and together with all rights now or hereafter attaching thereto, including without limitation voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid after the date of this announcement.

In so far as any dividend or other distribution or return of value is authorised, declared, made, paid or payable by Amerisur in respect of the Scheme Shares on or after 15 November 2019, GeoPark Colombia will be entitled to reduce the price payable under the Transaction in respect of the Scheme Shares by the aggregate amount of any such dividend, other distribution or return of value except where the Scheme Shares are or will be acquired on a basis which entitles GeoPark Colombia to receive the dividend, other distribution or return of value and retain it.

The cash consideration payable to Scheme Shareholders under the Transaction will be despatched by GeoPark Colombia to Scheme Shareholders no later than 14 days after the Effective Date.

The Scheme Document will include full details of the Scheme, together with notice of the Amerisur Court Meeting and the Amerisur General Meeting. The Scheme Document will also specify the actions available to be taken by the Scheme Shareholders. It is expected that the Scheme Document containing further information about the Transaction and notices of the Amerisur Court Meeting and Amerisur General Meeting together with the relevant Forms of Proxy will be published and posted to Amerisur Shareholders during November or December 2019.

16.	Conditions of the Transaction

The Transaction is also subject to the Conditions and further terms set out in Appendix 1 to this announcement and to be set out in the Scheme Document. The Scheme will only become Effective if, among other things, the following events occur on or before 11.59 p.m. on 29 April 2020:

•	a resolution to approve the Scheme is passed at the Amerisur Court Meeting by a majority in number representing not less than 75 per cent in value of the Scheme Shareholders who are on the register of members of Amerisur at the Voting Record Time, present and voting whether in person or by proxy at the Court Meeting;

•	the Special Resolution necessary to implement the Scheme is passed by the requisite majority of Amerisur Shareholders at the Amerisur General Meeting;

•	the Scheme is sanctioned by the Court; and

•	a copy of the Court Order is delivered to the Registrar of Companies.

The Scheme is also conditional on the anti-trust and other regulatory approvals in relation to the Transaction being obtained or the relevant Conditions being waived (as further described in Appendix 1 to this announcement).

17.	Delisting, cancellation of trading and re registration

It is intended that the London Stock Exchange will be requested to cancel trading in Amerisur Shares on AIM on the Effective Date.

The Special Resolution is expected to contain a resolution to re-register Amerisur as a private limited company, conditional on the Scheme becoming Effective. Therefore, on or shortly after the Effective Date, Amerisur is expected to be re- registered as a private company.

If the Transaction is effected by way of a Takeover Offer (with the consent of the Panel (where necessary) and in accordance with the Cooperation Agreement), it is anticipated that the cancellation of Amerisur's admission to trading on AIM will take effect no earlier than 20 Business Days following the date on which the offer becomes or is declared unconditional in all respects in accordance with the requirements of the Takeover Code provided GeoPark Colombia has obtained 75 per cent or more of the voting rights of Amerisur.

Delisting would significantly reduce the liquidity and marketability of Amerisur Shares. If the Transaction is effected by way of a Takeover Offer and such offer becomes or is declared unconditional in all respects in accordance with the requirements of the Takeover Code and sufficient acceptances are received, GeoPark Colombia intends to exercise its rights under Part 28 of the 2006 Act to acquire compulsorily the remaining Amerisur Shares in respect of which the offer has not been accepted.

18.	Documents

Copies of the following documents will, by no later than noon on the Business Day following the date of this announcement, be available on GeoPark's website at https://www.geo-park.com/en/index/ and Amerisur's website at www.amerisurresources.com/investor-centre, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, and respectively:

(a)	this announcement;

(b)	the irrevocable undertakings referred to in paragraph 6 above;

(c)	the Confidentiality Agreement;

(d)	the Cooperation Agreement; and

(e)	documents relating to the financing of the Transaction referred to in paragraph 12 above.

The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

19.	General

The Transaction will be subject to the terms and subject to the conditions set out in this announcement and in Appendix 1, and the full terms to be set out in the Scheme Document when issued. The formal Scheme Document will be sent to Amerisur Shareholders and, for information purposes, to persons with information rights and participants in Amerisur Share Plans in due course. In deciding whether or not to vote in favour of the Scheme in respect of their Amerisur Shares, Amerisur Shareholders should consider the information contained in, and the procedures described in such documentation.

The bases and sources of certain information contained in this announcement are set out in Appendix 2. Certain terms used in this announcement are defined in Appendix 4 and Appendix 5.

This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities.

The implications of the Transaction for persons resident in, or citizens of, jurisdictions outside the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

Enquiries:

Amerisur Nathan Piper, Head of Business Development and Comms	Tel: +44 (0)330 333 8273

BMO Capital Markets (Lead Financial Adviser and Rule 3 Adviser to Amerisur) Jeremy Low Tom Hughes Gary Mattan Neil Elliot	Tel: +44 (0)207 236 1010

Stifel (Nomad, Joint Broker and Joint Financial Adviser to Amerisur) Callum Stewart Jason Grossman Ashton Clanfield	Tel: +44 (0)207 710 7600

Investec (Joint Broker to Amerisur) Chris Sim Tejas Padalkar	Tel: +44 (0)207 597 4000

Arden Partners plc (Joint Broker to Amerisur) Paul Shackleton Dan Gee-Summons	Tel: +44 (0)207 614 5900

Camarco (PR Adviser to Amerisur) Billy Clegg Ollie Head	Tel: +44 (0)203 757 4983

GeoPark and GeoPark Colombia Andrés Ocampo, Chief Financial Officer Stacy Steimel, Shareholder Value Director	Tel: +54 11 4312 9400 Tel: +562 2242 9600

Rothschild & Co (Financial Adviser to GeoPark)	Tel: +44 (0)20 7280
Roger Ader James McEwen	5000

Important notices

BMO Capital Markets Limited ("BMO"), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Amerisur and no one else in connection with the above and will not be responsible to anyone other than Amerisur for providing the protections offered to clients of BMO nor for providing advice in relation to the subject matter of this announcement or any other matters referred to in this announcement.

Stifel Nicolaus Europe Limited ("Stifel"), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Amerisur and no one else in connection with the above and will not be responsible to anyone other than Amerisur for providing the protections offered to clients of Stifel nor for providing advice in relation to the subject matter of this announcement or any other matters referred to in this announcement.

Arden Partners plc ("Arden"), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Amerisur and no one else in connection with the above and will not be responsible to anyone other than Amerisur for providing the protections offered to clients of Arden nor for providing advice in relation to the subject matter of this announcement or any other matters referred to in this announcement.

Investec Bank plc ("Investec"), which is authorised by the Prudential Regulation Authority and is regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively for Amerisur and no one else in connection with the Transaction and any other arrangements referred to in this announcement. Investec will not regard any other person (whether or not a recipient of this announcement) as its client in relation to the Transaction and the other arrangements referred to in this announcement and will not be responsible to anyone other than Amerisur for providing the protections offered to clients of Investec nor for providing advice in relation to the subject matter of this announcement or any other matters referred to in this announcement.

N.M. Rothschild & Sons Limited ("Rothschild & Co"), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for GeoPark and no one else in connection with the Transaction and will not be responsible to anyone other than GeoPark for providing the protections offered to clients of Rothschild & Co nor for providing advice in relation to the subject matter of this announcement or any other matters referred to in this announcement.

Apart from the responsibilities and liabilities, if any, which may be imposed on BMO, Stifel, Arden, Investec and Rothschild & Co by the FSMA or the regulatory regime established thereunder, each of BMO, Stifel, Arden, Investec and Rothschild & Co does not make any representation express or implied in relation to, nor accepts any responsibility whatsoever for, the contents of this announcement, or any other statement made or purported to be made by it or on its behalf in connection with Amerisur, the Transaction or the other arrangements referred to in this announcement. Each of BMO, Stifel, Arden, Investec and Rothschild & Co (and their respective subsidiaries, branches and affiliates) accordingly, to the fullest extent permissible by law, disclaims all and any responsibility or liability (save for any statutory liability) whether arising in tort, contract or otherwise which it might have in respect of the contents of this announcement or any other statement made or purported to be made by it or on its behalf in connection with Amerisur or the Transaction or the other arrangements referred to in this announcement.

Ashurst LLP and Rosenblatt Limited are retained as legal advisers to Amerisur. Norton Rose Fulbright LLP is retained as legal adviser to GeoPark and GeoPark Colombia.

Further information

This announcement is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities of Amerisur in any jurisdiction in contravention of applicable law.

The Transaction will be implemented solely by means of the Scheme Document, which will contain the full terms and conditions of the Transaction including details of how to vote in respect of the Transaction. Any vote in respect of the Scheme or other response in relation to the Transaction should be made only on the basis of the information contained in the Scheme Document.

It is expected that the Scheme Document (including notices of the Amerisur Shareholder Meetings) together with the relevant Forms of Proxy, will be posted to Amerisur Shareholders as soon as is reasonably practicable and in any event within 28 days of this announcement, unless otherwise agreed with the Panel. The Scheme Document will also contain an updated reserves valuation reported on in accordance with Rule 29 of the Takeover Code.

The statements contained in this announcement are made as at the date of this announcement, unless some other time is specified in relation to them. Nothing contained in this announcement shall be deemed to be a forecast, projection or estimate of the future financial performance of Amerisur or the Amerisur Group or GeoPark, GeoPark Colombia or the GeoPark Group where otherwise stated.

This announcement has been prepared for the purposes of complying with English law, the rules of the London Stock Exchange and the Takeover Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any other jurisdictions.

This announcement does not constitute a prospectus or prospectus equivalent document.

Please be aware that addresses, electronic addresses and certain other information provided by Amerisur Shareholders, persons with information rights and other relevant persons for the receipt of communication by Amerisur may be provided to GeoPark Colombia during the Offer Period as required by Section 4 of Appendix 4 of the Takeover Code.

Disclosure requirements of the Takeover Code

Under Rule 8.3(a) of the Takeover Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified.

An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Takeover Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Overseas Shareholders

This announcement has been prepared for the purpose of complying with English law, the Takeover Code, the Market Abuse Regulation and the Disclosure Guidance and Transparency Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and/or regulation. Persons who are not resident in the United Kingdom, or who are subject to other jurisdictions should inform themselves of, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom or who are subject to the laws of another jurisdiction to participate in the Transaction or to vote their Scheme Shares in respect of the Scheme at the Amerisur Court Meeting, or to execute and deliver Forms of Proxy appointing another to vote at the Amerisur Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or to which they are subject. Any failure to comply with the applicable requirements may constitute a violation of the laws and/or regulations of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

Unless otherwise determined by GeoPark Colombia or required by the Takeover Code and permitted by applicable law and regulation, participation in the Transaction will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Transaction by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and all documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Transaction (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions as doing so may invalidate any purported vote in respect of the Transaction.

If the Transaction is implemented by way of a Takeover Offer (unless otherwise permitted by applicable law and regulation), the Takeover Offer may not be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Takeover Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

Further details in relation to overseas shareholders will be contained in the Scheme Document.

Forward-looking statements

This announcement contains statements about GeoPark, GeoPark Colombia and Amerisur that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "goals", "should", "would", "could", "continue", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "estimates", "hopes", "projects" or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Amerisur's or GeoPark's operations and potential synergies resulting from the Transaction; and (iii) the effects of government regulation on Amerisur's or GeoPark's business.

Such forward looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward looking statements. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. Amerisur, GeoPark and GeoPark Colombia disclaim any obligation to update any forward looking or other statements contained herein, except as required by applicable law or regulation.

If you are in any doubt about the contents of this announcement or the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser, duly authorised under the FSMA if you are resident in the United Kingdom, or from another appropriately authorised independent financial adviser.

Profit forecasts and estimates

No statement in this announcement is intended to constitute a profit forecast or profit estimate and no statement in this announcement should be interpreted to mean that the earnings or future earnings per share of or dividends or future dividends per share of GeoPark and/or Amerisur for current or future financial years will necessarily match or exceed the historical or published earnings or dividends per share of GeoPark or Amerisur, as appropriate.

Rounding

Certain figures included in this announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Publication on website and hard copies

A copy of this announcement and the documents required to be published by Rule 26 of the Takeover Code and, in the case of Amerisur only, pursuant to Rules 20 and 26 of the AIM Rules for Companies will be available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on GeoPark's website at https://www.geo- park.com/en/index/ and Amerisur's website at www.amerisurresources.com/investor-centre by no later than 12 noon (London time) on the Business Day following the date of this announcement. For the avoidance of doubt, the content those websites are not incorporated into and do not form part of this announcement. Copies of this announcement will be posted to Amerisur Shareholders today.

Amerisur Shareholders may request a hard copy of this announcement by contacting Link Asset Services 0371 664 0321 within the United Kingdom or +44 (0) 371 664 0300 from overseas or by submitting a request in writing to The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU or to shareholderenquiries@linkgroup.co.uk. If you have received this announcement in electronic form, copies of this announcement and any document or information incorporated by reference into this announcement will not be provided unless such a request is made.

Important Information

If you are in any doubt about the contents of this announcement or the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser duly authorised under FSMA if you are a resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

APPENDIX 1

CONDITIONS AND FURTHER TERMS OF THE TRANSACTION

The Transaction will comply with the Takeover Code, will be governed by English law and will be subject to the exclusive jurisdiction of the English courts. In addition it will be subject to the terms and conditions set out in the Scheme Document.

Part A: Conditions of the Scheme and the Transaction

1.	The Scheme will be conditional on:

(a)	(i) its approval by a majority in number representing not less than 75 per cent in value of Amerisur Shareholders (or the relevant class or classes thereof, if applicable) who are on the register of members of Amerisur at the Voting Record Time, present and voting, either in person or by proxy, at the Amerisur Court Meeting and at any separate class meeting which may be required and (ii) such Amerisur Court Meeting being held on or before the 22nd day after the expected date of the Amerisur Court Meeting to be set out in the Scheme Document in due course or such later date (if any) as GeoPark Colombia and Amerisur may agree with the consent of the Panel, and, if required, the Court may allow;

(b)	(i) the resolutions required to implement the Scheme being duly passed at the Amerisur General Meeting and (ii) such Amerisur General Meeting being held on or before the 22nd day after the expected date of the Amerisur General Meeting to be set out in the Scheme Document in due course or such later date (if any) as GeoPark Colombia and Amerisur may agree with the consent of the Panel, and, if required, the Court may allow;

(c)	(i) the sanction of the Scheme by the Court (with or without modification (but subject to such modification being acceptable to GeoPark Colombia and Amerisur)); (ii) the hearing by the Court being held on or before the 22nd day after the expected date of such hearing to be set out in the Scheme Document in due course or such later date (if any) as GeoPark Colombia and Amerisur may agree with the consent of the Panel, and, if required, the Court may allow; and (iii) the delivery of a copy of the Court Order to the Registrar of Companies; and

(d)	the Scheme becoming unconditional and effective, subject to the Takeover Code, by no later than 11.59 p.m. on 29 April 2020 or such later date (if any) as GeoPark Colombia and Amerisur may agree and the Panel and the Court may allow.

2.	Amerisur and GeoPark Colombia have agreed that, subject to the provisions of Part B below and the requirements of the Panel in accordance with the Takeover Code, the Scheme will also be conditional upon the satisfaction (and their continuing to be satisfied pending commencement of the hearing to sanction the Scheme) or (where applicable) waiver of the following Conditions:

(a)	Colombian regulatory clearances

all merger control filings to SIC having been made in accordance with all applicable laws and regulations in the Republic of Colombia and all merger control clearances or approvals that are necessary from SIC thereunder having been received on terms reasonably satisfactory to GeoPark Colombia or any waiting periods having expired, lapsed or otherwise terminated (as applicable);

(b)	ANH approvals

all filings to ANH having been made in accordance with the terms of the PUT 12 and PUT 14 Contracts and all approvals that are necessary from ANH thereunder having been received on terms reasonably satisfactory to GeoPark Colombia or any waiting periods having expired, lapsed or otherwise terminated;

(c)	Other Third Party clearances

no central bank, government, government department or governmental, quasi-governmental, supranational, statutory, regulatory, administrative, fiscal, environmental or investigative body, court, association, institution, or any other body or person whatsoever in any jurisdiction (each a "Third Party") having given notice of a decision to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having enacted, made or proposed any statute, regulation, decision or order and there not continuing to be outstanding any statute, regulation, decision or order which would or might reasonably be expected to:

(i)	make the Transaction, its implementation or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, any member of the Wider Amerisur Group by any member of the Wider GeoPark Group void, illegal and/or unenforceable under the laws of any relevant jurisdiction, or otherwise directly or indirectly prevent, prohibit, or materially restrain, restrict, impede, challenge, delay or otherwise materially interfere with the implementation of, or impose additional material conditions or obligations with respect to, the Transaction or the acquisition of any shares or other securities in, or control or management of, any member of the Wider Amerisur Group by any member of the Wider GeoPark Group or require material adverse amendment of the Scheme;

(ii)	require, prevent or materially delay the divestiture or materially alter the terms envisaged for any proposed divestiture by any member of the Wider GeoPark Group or by any member of the Wider Amerisur Group of all or any material part of their businesses, assets or property or impose any material limitation on the ability of all or any of them to conduct their businesses (or any part thereof) or to own, control or manage any of their assets or properties (or any part thereof) to an extent which is material in the context of the Wider Amerisur Group taken as a whole or the Wider GeoPark Group taken as a whole or in the context of the Transaction (as the case may be);

(iii)	impose any material limitation on, or result in a material delay in, the ability of any member of the Wider GeoPark Group directly or indirectly to acquire or hold or to exercise effectively all or any rights of ownership in respect of shares or other securities in Amerisur (or any member of the Wider Amerisur Group) or on the ability of any member of the Wider Amerisur Group or any member of the Wider GeoPark Group directly or indirectly to hold or exercise effectively any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wider Amerisur Group to an extent which is material in the context of the Wider Amerisur Group taken as a whole or the Wider GeoPark Group taken as a whole or in the context of the Transaction (as the case may be);

(iv)	other than pursuant to the implementation of the Scheme, require any member of the Wider GeoPark Group or the Wider Amerisur Group to acquire or offer to acquire any shares, other securities (or the equivalent) or interest in any member of the Wider Amerisur Group owned by any third party which is material in the context of the Wider Amerisur Group or the Wider GeoPark Group, in either case taken as a whole;

(v)	require, prevent or materially delay a divestiture or materially alter the terms envisaged for any proposed divestiture by any member of the Wider GeoPark Group of any shares or other securities (or the equivalent) in any member of the Wider Amerisur Group which is material in the context of the Wider Amerisur Group taken as a whole or in the context of the Transaction (as the case may be);

(vi)	result in any member of the Wider Amerisur Group ceasing to be able to carry on business under any name under which it presently carries on business to an extent which is material in the context of the Amerisur Group taken as a whole or in the context of the Transaction;

(vii)	impose any limitation on the ability of any member of the Wider GeoPark Group or any member of the Wider Amerisur Group to conduct, integrate or co-ordinate all or any material part of their respective businesses with all or any material part of the business of any other member of the Wider GeoPark Group and/or the Wider Amerisur Group in a manner which is materially adverse to the Wider GeoPark Group and/or the Wider Amerisur Group, in either case, taken as a whole or in the context of the Transaction;

(viii)	otherwise adversely affect any or all of the business, assets, profits, or financial or trading position of any member of the Wider Amerisur Group or any member of the Wider GeoPark Group in each case in a manner which is adverse to and material in the context of the Wider Amerisur Group taken as a whole or of the obligations of any members of the Wider GeoPark Group taken as a whole in connection with the financing of the Transaction;

(ix)	all applicable waiting and other time periods (including any extensions thereof) during which any such Third Party could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or take any other step under the laws of any jurisdiction in respect of the Transaction or proposed acquisition of any Amerisur Shares or otherwise intervene having expired, lapsed, or been terminated;

(x)	all material notifications, filings or applications which are deemed by GeoPark Colombia (acting reasonably) to be necessary or appropriate having been made in connection with the Transaction and all necessary waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any jurisdiction having been complied with and all Authorisations which are deemed by GeoPark Colombia (acting reasonably) to be necessary or appropriate in any jurisdiction for or in respect of the Transaction or the proposed acquisition of any shares or other securities in, or control of, Amerisur by any member of the Wider GeoPark Group having been obtained in terms and in a form reasonably satisfactory to GeoPark Colombia from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider Amerisur Group or the Wider GeoPark Group has entered into material contractual arrangements and all such Authorisations which are deemed by GeoPark Colombia (acting reasonably) to be necessary or appropriate to carry on the business of any member of the Wider Amerisur Group in any jurisdiction having been obtained in each case where the direct consequence of a failure to make such notification or filing or to wait for the expiry, lapse or termination of any such waiting or other time period or to comply with such obligation or obtain such Authorisation would be unlawful in any relevant jurisdiction or have a material adverse effect on the Wider Amerisur Group, any member of the GeoPark Group or the ability of GeoPark Colombia to implement the Transaction and all such Authorisations remaining in full force and effect at the time at which the Scheme becomes otherwise unconditional in all respects and there being no notice of an intention to revoke, suspend, restrict, materially modify or not to renew such Authorisations;

(xi)	no temporary restraining order, preliminary or permanent injunction, preliminary or permanent enjoinment, or other order threatened or issued and being in effect by a court or other Third Party which has the effect of making the Transaction or any acquisition or proposed acquisition of any shares or other securities or control or management of, any member of the Wider Amerisur Group by any member of the Wider GeoPark Group, or the implementation of either of them, void, voidable, illegal and/or enforceable under the laws of any relevant jurisdiction, or otherwise directly or indirectly prohibiting, preventing or materially restraining, restricting, delaying or otherwise interfering with the consummation or the approval of the Transaction or any matter arising from the proposed acquisition of any shares or other securities in, or control or management of, any member of the Wider Amerisur Group by any member of the Wider GeoPark Group;

(d)	Confirmation of absence of adverse circumstances

(i)	except as Disclosed, there being no provision of any arrangement, agreement, licence, permit, franchise, lease or other instrument to which any member of the Wider Amerisur Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or be subject or any event or circumstance which, as a consequence of the Transaction or the proposed acquisition by any member of the Wider GeoPark Group of any shares or other securities in Amerisur or because of a change in the control or management of any member of the Wider Amerisur Group or otherwise, would or might reasonably be expected to result in, in each case to an extent which is material in the context of the Wider Amerisur Group taken as a whole:

(A)	any monies borrowed by, or any other indebtedness, actual or contingent of, or any grant available to, any member of the Wider Amerisur Group being or becoming repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity date or repayment date, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(B)	the rights, liabilities, obligations, interests or business of any member of the Wider Amerisur Group or any member of the Wider GeoPark Group under any such arrangement, agreement, licence, permit, lease or instrument or the interests or business of any member of the Wider Amerisur Group or any member of the Wider GeoPark Group in or with any other firm or company or body or person (or any agreement or arrangement relating to any such business or interests) being or likely to become terminated or materially and adversely modified or affected or any material onerous obligation or liability arising or any material adverse action being taken or arising thereunder;

(C)	any member of the Wider Amerisur Group ceasing to be able to carry on business under any name under which it presently carries on business to an extent which is material in the context of the Amerisur Group taken as a whole or in the context of the Transaction;

(D)	any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider Amerisur Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider Amerisur Group otherwise than in the ordinary course of business;

(F)	the creation (save in the ordinary and usual course of business) or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider Amerisur Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen), becoming enforceable;

(G)	the business, assets, financial or trading position or profits, of any member of the Wider Amerisur Group being materially prejudiced or materially and adversely affected;

(H)	the creation or acceleration of any material liability (actual or contingent) by any member of the Wider Amerisur Group other than trade creditors or other liabilities incurred in the ordinary course of business; or

(I)	any liability of any member of the Wider Amerisur Group to make any severance, termination, bonus or other payment to any of its directors or other officers;

(e)	No material transactions, claims or changes in the conduct of the business of the Amerisur Group

(i)	except as Disclosed, no member of the Wider Amerisur Group having since 31 December 2018:

(A)	save as between Amerisur and its wholly owned subsidiaries or between such wholly owned subsidiaries and save for the issue or transfer out of treasury of Amerisur Shares on the exercise of options or vesting of awards granted before the date of this announcement in the ordinary course, issued or agreed to issue or authorised or proposed or announced its intention to authorise or propose the issue of additional shares of any class, or securities or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or transferred or sold or agreed to transfer or sell or authorised or proposed the transfer or sale of Amerisur Shares out of treasury;

(B)	recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (whether payable in cash or otherwise) other than to Amerisur or one of its wholly owned subsidiaries;

(C)	save as between Amerisur and its wholly owned subsidiaries or between such wholly owned subsidiaries, merged with (by statutory merger or otherwise) or demerged from or acquired any body corporate, partnership or business or acquired or disposed of, or, other than in the ordinary course of business, transferred, mortgaged or charged or created any security interest over, any assets or any right, title or interest in any asset (including shares and trade investments) or authorised, proposed or announced any intention to do so;

(D)	save as between Amerisur and its wholly owned subsidiaries or between such wholly owned subsidiaries, made, authorised, proposed or announced an intention to propose any change in its loan capital;

(E)	issued, authorised, proposed or announced an intention to authorise or propose the issue of, or made any change in or to the terms of, any debentures or (save in the ordinary course of business and save as between Amerisur and its wholly owned subsidiaries or between such wholly owned subsidiaries) incurred or increased any indebtedness or become subject to any contingent liability to an extent which is material in the context of the Wider Amerisur Group or in the context of the Transaction;

(F)	entered into, varied, authorised or proposed entry into or variation of, or announced its intention to enter into or vary, any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) (otherwise than in the ordinary course of business) which is of a long term, unusual or onerous nature, or which involves or could reasonably be expected to involve an obligation of a nature or magnitude which is, in any such case, material in the context of the Wider Amerisur Group or in the context of the Transaction, or which is or is reasonably likely to be materially restrictive on the business of any member of the Wider Amerisur Group to an extent which is or is likely to be material to the Wider Amerisur Group taken as a whole or in the context of the Transaction;

(G)	entered into, varied, authorised or proposed the entry into or variation of, or announced its intention to enter into or vary the terms of or made any offer (which remains open for acceptance) to enter into or vary the terms of, any contract, commitment, arrangement or any service agreement with any director or senior executive of the Wider Amerisur Group save for salary increases, bonuses or variations of terms in the ordinary course;

(H)	proposed, agreed to provide or modified in any material respect the terms of any share plan, incentive scheme, or other benefit relating to the employment or termination of employment of any employee of the Wider Amerisur Group which, taken as a whole, are material in the context of the Wider Amerisur Group taken as a whole;

(I)	entered into, implemented or effected, or authorised, proposed or announced its intention to implement or effect, any joint venture, asset or profit sharing arrangement, partnership, composition, assignment, reconstruction, amalgamation, commitment, scheme or other transaction or arrangement (other than the Scheme) otherwise than in the ordinary course of business which is material in the context of the Wider Amerisur Group taken as a whole or in the context of the Transaction;

(J)	purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect of the matters mentioned in sub-paragraph (A) above, made any other change to any part of its share capital to an extent which (other than in the case of Amerisur) is material in the context of the Wider Amerisur Group;

(K)	waived, compromised or settled any claim otherwise than in the ordinary course of business which is material in the context of the Wider Amerisur Group taken as a whole or in the context of the Transaction;

(L)	made any material alteration to its articles of association or other constitutional documents;

(M)	(other than in respect of a member which is dormant and was solvent at the relevant time) taken or proposed any steps, corporate action or had any legal proceedings instituted or threatened against it in relation to the suspension of payments, a moratorium of any indebtedness, its winding up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any administrator, receiver, manager, administrative receiver, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction or had any such person appointed;

(N)	been unable, or admitted in writing that it is unable, to pay its debts or commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness, or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(O)	entered into any material contract, commitment, agreement or arrangement otherwise than in the ordinary course of business or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced an intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition;

(P)	terminated or varied the terms of any material agreement or arrangement between any member of the Wider Amerisur Group and any other person in a manner which would or might be expected to have a material adverse effect on the financial position of the Wider Amerisur Group taken as a whole;

(Q)	except in relation to changes made or agreed as a result of, or arising from changes to legislation, made or agreed or consented to any significant change to the following in a way that is material in the context of the Wider Amerisur Group taken as a whole or in the context of the Transaction:

(aa)	the terms of the trust deeds and rules constituting the pension scheme(s) established by any member of the Wider Amerisur Group for its directors, employees or their dependants;

(bb)	the contributions payable to any such scheme(s) or to the benefits which accrue, or to the pensions which are payable, thereunder;

(cc)	the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

(dd)	the basis upon which the liabilities (including pensions) of such pension schemes are funded, valued, made, agreed or consented to, to an extent which is in any such case material in the context of the Wider Amerisur Group taken as a whole; or

(R)	having taken (or agreed to take) any action which requires, or would require, the approval of Amerisur Shareholders in general meeting in accordance with, or as contemplated by, Rule 21.1 of the Takeover Code;

(f)	No material adverse change

(i)	since 31 December 2018 and except as Disclosed:

(A)	there having been no adverse change and no circumstance having arisen which would be expected to result in any adverse change or deterioration in the business, assets, financial or trading position or profits or operational performance of any member of the Wider Amerisur Group to an extent which is material to the Wider Amerisur Group taken as a whole or in the context of the Transaction;

(B)	no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced or instituted by or against or remaining outstanding against any member of the Wider Amerisur Group or to which any member of the Wider Amerisur Group is or may become a party (whether as claimant or defendant or otherwise) and no enquiry, review, investigation or enforcement proceedings by, or complaint or reference to, any Third Party against or in respect of any member of the Wider Amerisur Group having been threatened, announced or instituted by or against, or remaining outstanding in respect of, any member of the Wider Amerisur Group which, in any such case, might be expected to have a material adverse effect on the Wider Amerisur Group taken as a whole or in the context of the Transaction;

(C)	no contingent or other liability having arisen, increased or become apparent which might be likely to adversely affect the business, assets, financial or trading position, profits, prospects or operational performance of any member of the Wider Amerisur Group to an extent which is material to the Wider Amerisur Group taken as a whole or in the context of the Transaction; and

(D)	no steps having been taken and no omissions having been made which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Amerisur Group, which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which is material and likely to have an adverse effect on the Wider Amerisur Group taken as a whole or in the context of the Transaction;

(ii)	since 31 December 2018 and except as Disclosed, GeoPark Colombia not having discovered:

(A)	that any financial, business or other information concerning the Wider Amerisur Group publicly announced or disclosed to any member of the Wider GeoPark Group at any time by or on behalf of any member of the Amerisur Group or to any of their advisers is misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not misleading and which is, in any case, material in the context of the Wider Amerisur Group taken as a whole or in the context of the Transaction;

(B)	that any member of the Wider Amerisur Group is subject to any liability (actual or contingent) and which is material in the context of the Wider Amerisur Group or in the context of the Transaction; and

(C)	any information which affects the import of any information disclosed to GeoPark Colombia at any time by or on behalf of any member of the Wider Amerisur Group which is material in the context of the Wider Amerisur Group;

(g)	Environmental liabilities

in relation to any release, emission, accumulation, discharge, disposal or other fact or circumstance which has impaired or is likely to impair the environment (including property) or harmed or is likely to harm the health of humans, animals or other living organisms or eco systems, no past or present member of the Wider Amerisur Group, in a manner or to an extent which is material in the context of the Wider Amerisur Group, (i) having committed any violation of any applicable laws, statutes, regulations, authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals, notices or other requirements of any Third Party; and/or (ii) having incurred any liability (whether actual or contingent) to any Third Party; and/or (iii) being required, to make good, remediate, repair, re instate or clean up the environment (including any property);

(h)	Anti-corruption, sanctions and criminal property

since 31 December 2018 and except as Disclosed, GeoPark Colombia not having discovered that:

(i)	any:

(A)	past or present member, director, officer or employee of the Wider Amerisur Group; or

(B)	person that performs or has performed services on behalf of the Wider Amerisur Group,

has at any time engaged in an activity, practice or conduct which would constitute an offence under the UK Bribery Act 2010, the US Foreign Practices Act of 1977 or any other applicable anti-corruption legislation;

(ii)	any asset of any member of the Wider Amerisur Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002 (but disregarding paragraph (b) of that definition);

(iii)	any past or present member, director, officer or employee of the Wider Amerisur Group, or any other person for whom any such person may be liable or responsible, has engaged in any business with, made any investments in, or made any payments or assets available to or received any funds or asset from:

(A)	any government, entity, or individual with which US persons or European Union persons (or persons operating in those territories) are prohibited from engaging in activities, doing business or from receiving or making available funds or economic resources, by US or European Union laws or regulations, including the economic sanctions administered by the United States Office of Foreign Assets Control or HM Treasury & Customs; or

(B)	any government, entity or individual targeted by any of the economic sanctions of the United Nations, United States or the European Union or any of its member states;

(iv)	a member of the Wider Amerisur Group has engaged in any behaviour which would cause the GeoPark Group to be in breach of any law or regulation on completion of the Offer, including the economic sanctions administered by the United States Office of Foreign Assets Control, HM Treasury & Customs or any government, entity or individual targeted by any of the economic sanctions of the United Nations, United States or the European Union or any of its member states;

(v)	any past or present member of the Wider Amerisur Group or any person that performs or has performed services for or on behalf of any such company is or has at any time engaged in any activity, practice or conduct (or omitted to take any action) in contravention of the UK Bribery Act 2010, the US Foreign Corrupt Practices Act of 1977, as amended or any other applicable anti-corruption legislation;

(vi)	any member of the Wider Amerisur Group is ineligible to be awarded any contract or business under section 23of the Public Contracts Regulations 2006 or section 26 of the Utilities Contracts Regulations 2006 (each as amended); or

(vii)	any past or present member of the Wider Amerisur Group has engaged in any activity or business with, or made any investments in, or made any payments to any government, entity or individual covered by any of the economic sanctions administered by the United Nations or the European Union (or any of their respective member states) or the United States Office of Foreign Assets Control or any other governmental or supranational body or authority in any jurisdiction.

Part B: Waiver of Conditions and further terms of the Transaction and the Scheme

3.	Subject to the requirements of the Panel in accordance with the Takeover Code, or if required, by the Court, GeoPark Colombia reserves the right to waive, in whole or in part, all or any of the above Conditions, except Conditions 1(a), 1(b), 1(c) and 1(d) which cannot be waived.

4.	Conditions 2(a) to (i) (inclusive) must each be fulfilled, determined by GeoPark Colombia to be or to remain satisfied or (where applicable) be waived by GeoPark Colombia, by no later than 11.59 p.m. on the date immediately preceding the date of the Court hearing to sanction the Scheme (or such later time and/or date as the Court may allow), failing which the Transaction will lapse.

5.	The Transaction will lapse if the Scheme does not become effective by 11.59 p.m. on 29 April 2020 (or such later date as may be agreed between GeoPark Colombia and Amerisur).

6.	In accordance with Rule 12 of the Takeover Code, the Transaction shall lapse if:

(i) in so far as the Transaction or any matter arising from or relating to the Scheme or Transaction constitutes a concentration with a Community dimension within the scope of the Council Regulation (EC) No 139/2004 of the European Union (the "EU Regulation"), the European Commission either initiates proceedings under Article 6(1)(c) of the EU Regulation or makes a referral to a competent authority in the United Kingdom under Article 9(1) of the EU Regulation and there is then a CMA Phase 2 Reference; or (ii) the Transaction or any matter arising from or relating to the Scheme or Transaction becomes subject to a CMA Phase 2 Reference, in each case before the date of the Amerisur Court Meeting.

7.	If GeoPark Colombia is required by the Panel to make an offer for Amerisur Shares under the provisions of Rule 9 of the Takeover Code, GeoPark Colombia may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.

8.	GeoPark Colombia reserves the right to elect to implement the Transaction by way of a takeover offer (as defined in section 974 of the 2006 Act), subject to the terms of the Cooperation Agreement and (where necessary) the consent of the Panel, as an alternative to the Scheme. In such event, the Transaction will be implemented on the same terms (subject to appropriate amendments including (without limitation) the inclusion of an acceptance condition set at 90 per cent (or such lower percentage as GeoPark Colombia and Amerisur may agree (or otherwise as GeoPark may determine in accordance with the Cooperation Agreement), in each case subject to the rules of the Takeover Code and with the consent of the Panel) of the shares to which the Transaction relates and those required by, or deemed appropriate by, GeoPark Colombia under applicable law, so far as applicable) as those which would apply to the Scheme. Further, if sufficient acceptances of such offer are received and/or sufficient Amerisur Shares are otherwise acquired, it is the intention of GeoPark Colombia to apply the provisions of Part 28 of the 2006 Act to acquire compulsorily any outstanding Amerisur Shares to which such offer relates.

9.	Under Rule 13.5(a) of the Takeover Code, GeoPark Colombia may not invoke a Condition so as to cause the Transaction not to proceed, to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the Condition are of material significance to GeoPark Colombia in the context of the Transaction. Conditions 1(a), 1(b), 1(c) and 1(d) are not subject to this provision of the Takeover Code.

10.	The Transaction will be subject, inter alia, to the Conditions and certain further terms which are set out in this Appendix 1 and those terms which will be set out in the Scheme Document and such further terms as may be required to comply with the provisions of the Code.

11.	GeoPark Colombia shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or treat as fulfilled any of Conditions 2(a) to 2(h) (inclusive) by a date earlier than the latest date for the fulfilment of that Condition, notwithstanding that the other Conditions may at an earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any Condition may not be capable of fulfilment.

12.	Amerisur Shares will be acquired by GeoPark Colombia with full title guarantee, fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or paid after the date of this announcement. If after the date of this announcement and prior the Effective Date, any dividend and/or other distribution and/or other return of value is declared, made or paid in respect of Amerisur Shares, GeoPark Colombia shall be entitled to reduce the amount of consideration payable for such Amerisur Shares under the terms of the Transaction by an amount equivalent to such dividend, other distribution or return of value in which case any reference in this announcement to the consideration payable under the terms of the Transaction shall be deemed to be a reference to the consideration as so reduced.

13.	Any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable requirements. Further information in relation to overseas shareholders will be contained in the Scheme Document.

14.	Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

15.	The Transaction will be governed by English law and be subject to the jurisdiction of the English courts and to the Conditions set out above.

APPENDIX 2

SOURCES AND BASES OF INFORMATION

Unless otherwise stated in this announcement:

1.	the value attributed to the fully diluted issued share capital of Amerisur is based on 1,261,506,596 Amerisur Shares in issue and to be issued, as at 14 November 2019, being the last practicable dealing date prior to the publication of this announcement;

2.	references to the existing issued share capital of Amerisur are to the number of Amerisur Shares in issue as at 14 November 2019, being the last business day prior to the date of this announcement, which was 1,215,467,768 Amerisur Shares. The international securities identification number for the Amerisur Shares is GB0032087826;

3.	unless otherwise stated, the financial information relating to Amerisur is extracted from the audited consolidated financial statements of Amerisur for the relevant years and the unaudited consolidated interim financial statements for the relevant periods, prepared in accordance with IFRS;

4.	where amounts are shown in both US dollars and sterling in this announcement, an exchange rate of $1.3:£1 has been used;

5.	unless otherwise stated, all prices for Amerisur Shares have been derived from the Daily Official List and represent Closing Prices on the relevant date(s);

6.	the Closing Price per Amerisur Share of 12.1 pence on 18 July 2019 is derived from data provided by FactSet;

7.	the volume weighted average Closing Price per Amerisur Share of 12.4 pence from 18 June 2019 until 18 July 2019 is derived from data provided by FactSet;

8.	the volume weighted average Closing Price per Amerisur Share of 12.5 pence from 18 April 2019 until 18 July 2019 is derived from data provided by FactSet;

9.	data attributed to the McDaniel & Associates Competent Persons Report has been prepared in accordance with the standards set by the Oil and Gas Reserves Committee of the Society of Petroleum Engineers. The reserves, contingent resources and prospective resource estimates and future net revenue forecasts have been prepared in accordance with the 2018 SPE/WPC/AAPG/SPEE Petroleum Resource Management System. The format and content of the McDaniel & Associates Competent Persons Report follows the guidance set out in the June 2009 Note for Mining and Oil & Gas Companies published by the London Stock Exchange;

10.	operating netbacks are calculated as Adjusted EBITDA (as defined by Amerisur) plus cash administrative expenses in the period. For H1 2019, operating netbacks are also less the principal elements of lease payments (following the application of IFRS16); and

11.	operating netbacks per barrel are calculated as the operating netback divided by the oil sales volumes in the period. Oil sales volumes can be estimated by the oil sales revenues divided by the average realised oil price in the period.

APPENDIX 3

DETAILS OF IRREVOCABLE UNDERTAKINGS

1.	Directors

The following Amerisur Directors have given irrevocable undertakings to vote in favour of the resolutions relating to the Transaction at the Amerisur Shareholder Meetings in respect of their own beneficial holdings (and companies in which they have interests) of Amerisur Shares:

Name	Total number of Amerisur Shares	Percentage of existing issued share capital of Amerisur
Giles Clarke[1]	18,092,495	1.49
Elodie Goodey	36,959	0.00
Nick Harrison[2]	6,460,152	0.53
Christopher Jenkins	1,400,000	0.12
Alexander Snow	500,000	0.04
Dr John Wardle[3]	33,391,505	2.75

1.	This irrevocable undertaking is granted by Giles Clarke in respect of the shares directly owned by him and the shares directly owned by Westleigh Investment Holdings Limited, a company in which Giles Clarke has an interest.

2.	This irrevocable undertaking is granted by Nick Harrison in respect of the shares directly owned by him and the shares directly owned by Westleigh Investment Holdings Limited, a company in which Nick Harrison has an interest.

3.	This irrevocable undertaking is granted by John Wardle in respect of the shares directly owned by Tracarta Limited, a company in which John Wardle has an interest.

The obligations of the Amerisur Directors under the irrevocable undertakings given by them shall lapse and cease to have effect: (a) if the Scheme Document (or, in the case of a Takeover Offer, the offer document) is not released within 28 days of the date of publication of this Announcement or such later date as GeoPark and Amerisur may agree; or (b) if GeoPark announces, with the consent of the Panel, that it does not intend to proceed with the Transaction and/or if the Transaction lapses or is withdrawn, and in either case no new, revised or replacement acquisition is announced in accordance with Rule 2.7 of the Code. These irrevocable undertakings remain binding in the event a competing offer is made for Amerisur.

2.	Other Amerisur Shareholders

The following Amerisur Shareholders have given irrevocable undertakings to vote in favour of the resolutions relating to the Transaction at the Amerisur Shareholder Meetings in respect of their own beneficial holdings of Amerisur Shares:

Name	Total number of Amerisur Shares	Percentage of existing issued share capital of Amerisur
Michinoko Limited	134,452,585	11.06
Canaccord Genuity Wealth Management1	94,690,000	7.79
1.	This irrevocable undertaking is granted by Hargreaves Hale Limited on behalf of Marlborough Special Situations Fund, Marlborough UK Microcap Growth Fund and Marlborough Nanocap Growth Fund..

The obligations of the Amerisur Shareholders under the irrevocable undertakings given by them as described above shall lapse and cease to have effect: (a) if the Scheme Document (or, in the case of a Takeover Offer, the offer document) is not released within 28 days of the date of publication of this Announcement or such later date as GeoPark and Amerisur may agree; or (b) if GeoPark announces, with the consent of the Panel, that it does not intend to proceed with the Transaction and/or if the Transaction lapses or is withdrawn, and in either case no new, revised or replacement acquisition is announced in accordance with Rule 2.7 of the Code. The irrevocable undertaking given by Canaccord Genuity Wealth Management shall also lapse if a third party announces a firm intention to make a competing offer for Amerisur on terms which represent an improvement of not less than 10 per cent of the value of the consideration offered pursuant to the Transaction which is not at least matched by GeoPark. The irrevocable undertaking given by Michinoko Limited remains binding in the event a competing offer is made for Amerisur.

APPENDIX 4

DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:

"$" means United States dollars, being the lawful currency of the United States

"2006 Act" means the Companies Act 2006, as amended from time to time

"Amerisur" or the "Company" Amerisur Resources plc, a company registered in England and Wales with registered number 04030166

"Amerisur Annual Report and Accounts" means the annual report and accounts of Amerisur for the financial year ended 31 December 2018

"Amerisur Board" means the board of directors of Amerisur

"Amerisur Court Meeting" means the meeting of Scheme Shareholders to be convened at the direction of the Court pursuant to Part 26 of the 2006 Act at which a resolution will be proposed to approve the Scheme, including any adjournment thereof

"Amerisur Directors" means the directors of Amerisur and "Amerisur Director" means any one of them

"Amerisur General Meeting" means the general meeting of Amerisur Shareholders to be convened to consider and if thought fit pass, inter alia, the Special Resolution in relation to the Scheme including any adjournments thereof

"Amerisur Group" means Amerisur and its subsidiary undertakings and where the context permits, each of them

"Amerisur Shareholder Meetings" means the Amerisur Court Meeting and the Amerisur General Meeting

"Amerisur Shareholder(s)" means holders of Amerisur Shares

"Amerisur Share Plans" means the Amerisur Resources plc Long Term Incentive Plan, and options over Amerisur Shares held by Giles Clarke, Nick Harrison and Tracarta Limited (a company in which John Wardle has an interest) granted on 22 December 2009

"Amerisur Share(s)" means the fully paid ordinary shares of 0.1p each in the capital of Amerisur

"ANH" means the Agencia Nacional de Hidrocarburos of Colombia

"Arden" means Arden Partners plc

"associated undertaking" shall be construed in accordance with paragraph 19 of Schedule 6 to The Large and Medium sized Companies and Groups (Accounts and Reports) Regulations 2008 (SI 2008/410) but for this purpose ignoring paragraph 19(1)(b) of Schedule 6 to those regulations

"Authorisations" means authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals

"BMO" means BMO Capital Markets Limited

"Business Day" means a day, not being a public holiday, Saturday or Sunday, on which clearing banks in London are open for normal business

"certificated" or "certificated form" means in relation to a share or other security, a share or other security title which is recorded in the relevant register of the share or other security as being held in certificated form (that is, not in CREST)

"Closing Price" means the closing middle market price of a Amerisur Share as derived from the Daily Official List on any particular date

"CMA Phase 2 Reference" means a reference of the Transaction to the chair of the Competition and Markets Authority for the constitution of a group under Schedule 4 to the Enterprise and Regulatory Reform Act 2013

"Competition and Markets Authority" means a UK statutory body established under the Enterprise and Regulatory Reform Act 2013

"Conditions" means the conditions of the Transaction set out in Appendix 1 of this announcement and to be set out in the Scheme Document and "Condition" means any one of them

"Court" means the High Court of Justice in England and Wales

"Court Order" means the order of the Court sanctioning the Scheme under Part 26 of the 2006 Act

"CREST" means the relevant system (as defined in the Regulations) in respect of which Euroclear is the Operator (as defined in the Regulations)

"Daily Official List" means the daily official list of the London Stock Exchange

"Disclosed" means information which has been fairly disclosed: (i) by, or on behalf of, Amerisur to GeoPark (or its advisers) in any data room established by Amerisur for the purposes of the Transaction or otherwise in writing; (ii) in the Amerisur Annual Report and Accounts or in Interim Results of Amerisur; (iii) in any announcement to a Regulatory Information Service by, or on behalf of, Amerisur, prior to the publication of this announcement; or (iv) in this announcement

"Disclosure Guidance and Transparency Rules" means the disclosure rules and transparency rules made by the FCA pursuant to section 73A of FSMA

"Effective" means in the context of the Transaction: (i) if the Transaction is implemented by way of the Scheme, the Scheme having become effective pursuant to its terms; or (ii) if the Transaction is implemented by way of the Takeover Offer, the Takeover Offer having been declared or having become unconditional in all respects in accordance with the requirements of the Takeover Code

"Effective Date" means the date on which the Transaction becomes Effective

"Excluded Shares" means (i) any Amerisur Shares which are registered in the name of or beneficially owned by GeoPark or its nominee(s) or any subsidiary undertaking of GeoPark or its nominee(s)

"Euroclear" means Euroclear UK & Ireland Limited

"FCA" means Financial Conduct Authority or its successor from time to time

"FCA Handbook" means the FCA's Handbook of rules and guidance as amended from time to time

"FSMA" means the Financial Services and Markets Act 2000 (as amended from time to time)

"FSP" means the formal sales process announced by Amerisur on 19 July 2019 under the Takeover Code

"GeoPark" means GeoPark Limited, a company incorporated in Bermuda with registered number 33273

"GeoPark Board" means the board of directors of GeoPark

"GeoPark Colombia" means GeoPark Colombia S.A.S., a wholly-owned subsidiary of GeoPark, a company incorporated in Colombia with registered number 02173012

"GeoPark Group" means GeoPark and its subsidiary undertakings and where the context permits, each of them

"IFRS" means international accounting standards and international financial reporting standards and interpretations thereof, approved or published by the International Accounting Standards Board and adopted by the European Union

"Independent Competing Transaction" means any offer (as such term is defined in paragraph 3.1(b) of the Introduction to the Takeover Code) which has as its objective or potential effect (directly or indirectly) a third party not acting in concert with the GeoPark Group obtaining or consolidating control (as also defined in the Takeover Code) of Amerisur

"Interim Results of Amerisur" means the interim results of Amerisur for the six months ended 30 June 2019

"Investec" means Investec Bank plc

"Link Asset Services" means the trading name of Link Market Services Limited

"London Stock Exchange" means the London Stock Exchange plc or its successor

"Market Abuse Regulation" means the Market Abuse Regulation (EU) (No 596/2014)

"McDaniel & Associates" means McDaniel & Associates Consultants Ltd

"NYSE" means the New York Stock Exchange

"Occidental" means Occidental Andina, LLC, an affiliate of Occidental Petroleum Corporation

"Offer Period" means the period commencing on (and including) 19 July 2019 and ending on (i) the earlier of the date on which the Scheme becomes Effective and/or the date on which the Scheme lapses or is withdrawn (or such other date as the Panel may decide); or (ii) the earlier of the date on which a Takeover Offer has become or has been declared unconditional as to acceptances and/or the date on which a Takeover Offer lapses or is withdrawn (or such other date as the Panel may decide), in each case other than where such lapsing or withdrawal is a result of GeoPark Colombia exercising its right to implement the Transaction by way of a Takeover Offer

"ONGC" means ONGC Videsh Ltd

"Panel" means the Panel on Takeovers and Mergers

"PUT 12 and PUT 14 Contracts" means (i) the exploration and production contract N° 013 dated December 4, 2012 entered between Amerisur Exploración Colombia Limitada and Pluspetrol Colombia Corporation Surcusal with the ANH in respect of PUT 12; and (ii) the exploration and production contract N° 002 dated February 28, 2013 entered between Amerisur with the ANH in respect of PUT 14

"Registrar of Companies" means the Registrar of Companies in England and Wales

"Regulations" means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)

"Regulatory Information Service" means a regulatory information service as defined in the FCA Handbook

"relevant securities" means as the context requires, GeoPark Shares and other GeoPark securities carrying similar rights to any being issued as consideration for Amerisur Shares, other Amerisur share capital and any securities convertible into or exchangeable for, and rights to subscribe for, any of the foregoing

"Restricted Jurisdiction" means any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Transaction is sent or made available to Amerisur Shareholders in that jurisdiction

"Rothschild & Co" means N.M. Rothschild & Sons Limited

"SEC" means the U.S. Securities and Exchange Commission

"Scheme" means the proposed scheme of arrangement under Part 26 of the 2006 Act to effect the Transaction between Amerisur and the Scheme Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by Amerisur and GeoPark Colombia

"Scheme Document" means the document to be sent to Amerisur Shareholders and persons with information rights containing, amongst other things, the Scheme and notices of the Amerisur Shareholder Meetings and Forms of Proxy in respect of the Amerisur Shareholder Meetings

"Scheme Record Time" means 6.00 p.m. on the date of the Court hearing to sanction the Scheme or such later time as may be agreed between GeoPark Colombia and Amerisur

"Scheme Shareholders" means the holders of Scheme Shares

"Scheme Shares" means all Amerisur Shares: (i) in issue at the date of the Scheme Document; (ii) (if any) issued after the date of the Scheme Document but on or before the Voting Record Time; and (iii) (if any) issued after the Voting Record Time and on or before the Scheme Record Time on the terms that the original or any subsequent holders thereof shall be bound by the Scheme or in respect of which the original or any subsequent holder shall have agreed in writing to be, bound by the Scheme, but excluding (1) in the case of references in this announcement to "Scheme Shares" or "Scheme Shareholders" in relation to voting at the Court Meeting any Excluded Shares in issue at the Voting Record Time and any Scheme Shares referred to in (iii) above and (2) in the case of other references in this announcement to "Scheme Shares" or "Scheme Shareholder" any Excluded Shares in issue at the Scheme Record Time

"SIC" means Superintendencia de Industria y Comercio

"Special Resolution" means the special resolution proposed to be passed at the Amerisur General Meeting in connection with, inter alia, implementation of the Scheme and certain amendments to be made to the articles of association of Amerisur

"Stifel" means Stifel Nicolaus Europe Limited

"subsidiary", "subsidiary undertaking" and "undertaking" shall be construed in accordance with the 2006 Act

"Takeover Code" means the Takeover Code issued by the Panel on Takeovers and Mergers, as amended from time to time

"Takeover Offer" means should GeoPark Colombia elect to implement the Transaction by way of a takeover offer (as defined in section 974 of the 2006 Act), with the consent of the Panel (where necessary) and in accordance with the Cooperation Agreement, the recommended offer to be made by or on behalf of GeoPark Colombia to acquire all of the Amerisur Shares on the terms and subject to the Conditions set out in Appendix 1 (Conditions and further terms of the Transaction) of this announcement and, where the context admits, any subsequent revision, variation, extension or renewal of such Takeover Offer

"Third Party" means a central bank, government or governmental, quasi- governmental, supranational, statutory, regulatory, administrative, fiscal or investigative body, court, association, institution, or any other body or person whatsoever in any jurisdiction

"Transaction" means the proposed acquisition by GeoPark Colombia of the entire issued and to be issued share capital of Amerisur not already owned by or on behalf of the GeoPark Group pursuant to the Scheme or, should GeoPark Colombia so elect, subject to the consent of Amerisur and the Panel (where necessary) and in accordance with the Cooperation Agreement, by way of a Takeover Offer

"UK" or "United Kingdom" means United Kingdom of Great Britain and Northern Ireland

"uncertificated" or "in uncertificated form" means a share or other security title to which is recorded in the relevant register of the share or security as being held in uncertificated form, in CREST, and title to which, by virtue of the Regulations may be transferred by means of CREST

"US" or "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia

"US Person" means a US person as defined in Regulation S under the US Securities Act

"US Securities Act" means the US Securities Act of 1933, as amended and the rules and regulations promulgated thereunder

"Voting Record Time" means 6.00 p.m. on the second calendar day before the date of the Amerisur Court Meeting or if the Amerisur Court Meeting is adjourned, 6.00 p.m. on the second calendar day before the date of such adjourned meeting

"Wider Amerisur Group" means the Amerisur Group and associated undertakings and any other body corporate, partnership, joint venture or person in which the Amerisur and such undertakings (aggregating their interests) have an interest of more than 20 per cent of the voting or equity capital or the equivalent

"Wider GeoPark Group" means GeoPark Group and associated undertakings and any other body corporate, partnership, joint venture or person in which GeoPark and such undertakings (aggregating their interests) have an interest of more than 20 per cent of the voting or equity capital or the equivalent.

APPENDIX 5 GLOSSARY

List of Standard Oil Industry Terms and Abbreviations

1P	total proven reserves
2P	total proven and probable reserves
API	American Petroleum Institute
BBL	barrel of oil
BOE	barrels of oil equivalent
BOEPD	barrels of oil equivalent per day
BOPD	barrels of oil per day
E&P	exploration and production
KBOPD	thousand barrels of oil per day
light oil	crude oil with an API gravity higher than 27˚
MMBO	million barrels of oil

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: November 15, 2019